Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

www.lundinmining.com

NEWS RELEASE

LUNDIN MINING RELEASES SECOND QUARTER RESULTS FOR 2008

Vancouver, August 7, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation (“Lundin Mining” or the “Company”) today reported unaudited net earnings, before impairment charges and related taxes, of $56.2 million ($0.14 per share) for the second quarter 2008. Operating earnings* for the first six months were $320 million ($0.82 per share), exceeding internal expectations by 8%.

Production of all metals was in-line with, or ahead of, internal expectations with the exception of a shortfall in zinc production from Aljustrel which is under-going start-up. Copper and nickel production forecasts for 2008 are being revised upwards to 96,000 tonnes contained copper and 7,000 contained nickel. Contained lead production is forecast at 45,000 tonnes and contained zinc at 181,000 tonnes. The zinc forecast is down owing to a revised forecast for Aljustrel of 30,000 tonnes compared to 51,000 tonnes previously.

Aljustrel is in the pre-production stage and is a high-cost zinc mine in a current low-zinc price environment. Accordingly, the Company has written down the Aljustrel mining assets to their estimated fair value. This non-cash impairment charge of $164.6 million ($152.8 million plus a future income tax expense of $11.8 million) results in an unaudited net loss of $108.4 million for the quarter. The Company is reviewing its options for the Aljustrel mine including a potentially earlier extraction of known copper resources.

A major new zinc/copper deposit was discovered at Neves-Corvo which has the potential to be the largest combined zinc/copper deposit yet discovered at the mine. A key objective is internal, organic growth and significant investment is being made in exploration, both near-mine and regionally in targeted areas. Neves-Corvo remains underexplored with significant upside potential. In addition, the Company has enjoyed considerable encouraging exploration results at Aguablanca and Aljustrel.

The Tenke copper/cobalt project continues to make excellent progress. Tenke will be one of the largest and lowest cost copper mines in the world. Production remains on track for the second half of 2009. First phase production is scheduled at 115,000 tpa copper and 8,000 tpa cobalt and the objective is to reach 500,000 tpa copper. Lundin Mining is part of a consortium of mining companies led by Freeport McMoRan Copper and Gold Inc. to provide national highway upgrading assistance between the cities of Likasi and Kolwezi. Social investment programs also continued to expand including project supported local micro enterprise businesses, agricultural capacity building initiatives, malarial abatement, new medical facilities, school upgrades and additional regional village fresh water supply.

The Company’s payable metal sold increased substantially during the quarter. However, sales revenue decreased 4% from the first quarter to $294.1 million as a result of lower metal prices and was affected by the difference in price and price adjustments in the quarters of $69 million. Copper sales were 25,600 tonnes, 32% higher than the previous quarter, with a consequent reduction in inventory on hand. Copper accounted for 70% of revenues for the quarter. Zinc sales were 39,300 tonnes, 1.9% lower; lead sales were 12,400 tonnes, 29% higher; and nickel sales were 1,850 tonnes, 15% higher than the previous quarter. Zinc, lead and nickel prices decreased by 13%, 19% and 11%, respectively, and copper increased by 9%, compared to the first quarter 2008. Compared to the second quarter of 2007, the zinc and nickel prices were down 42% and 47%, respectively, while lead and copper prices were up 7% and 11%, respectively.

Net earnings, excluding impairment charges, decreased $22.6 million from the first quarter to $56.2 million despite a pre-tax contribution of $42 million from increased sales volume and lower income taxes of $16 million. The reduction reflects the pre-tax effect of lower metal prices, including differences in price adjustments between the quarters of $69 million, estimated increases in costs of $11 million and estimated foreign exchange difference of $4 million.

Mr. Phil Wright, the President and CEO of Lundin Mining commented, “We are pleased with the operating performance, the operating earnings for the six months to June 2008 of $320 million were ahead of our own expectations.

“Excluding Aljustrel, which is in a pre-production phase, production of metal contained in concentrate was better than expected and we have accordingly increased our full year production forecast for copper and nickel.

“Aljustrel has always been identified as a low grade/high cost mine and it is not viable at current zinc prices. Management is studying alternative scenarios for the Aljustrel mine, which may include an earlier extraction of the known copper resources; however, we consider it prudent to reduce our carrying value in line with the residual value of the assets. A decision on the future of Aljustrel is likely before the end of the third quarter. The situation remains uncertain and there may be further impairment charges arising from additional capital and pre-production operating expenditures at Aljustrel.” Mr. Wright said.

*Operating earnings are earnings before general exploration, amortization, derivatives, foreign exchange, impairment charges, interest and other items, investments and taxes.

About Lundin Mining
Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company currently has six mines in operation producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the Neves-Corvo zinc expansion and the Lombador zinc/copper deposit developments in southern Portugal, the Ozernoe Project in Russia and the Tenke Fungurume copper-cobalt project in the Democratic Republic of Congo. The Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

For further information, please contact:

Anders Haker, Vice President and CFO: +46-708-10 85 59
Sophia Shane, Investor Relations North America: +1-604-689-7842

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

SECOND QUARTER 2008 RESULTS

Unaudited Financial and Operational Highlights

	Three months ended June 30,			Six months ended June 30,
(USD $000's)	2008	2008	2007	2008	2008	2007
	Excluding			Excluding
	impairment (i)			impairment (i)
Sales	$294,084 $	$294,084	$319,935	$599,816	$599,816	$513,855
Operating earnings before undernoted items	137,181	137,181	218,737	320,122	320,122	336,551
General exploration	(9,958)	(9,958)	(7,912)	(20,044)	(20,044)	(13,143)
Depletion, depreciation & amortization	(55,026)	(55,026)	(35,124)	(107,933)	(107,933)	(69,934)
Derivatives gains (losses)	6,611	6,611	(27,658)	3,000	3,000	(33,182)
Foreign exchange losses	(2,391)	(2,391)	(9,043)	(8,615)	(8,615)	(11,763)
Impairment charges	-	(152,795)	-	-	(152,795)	-
Interest and other items	(3,732)	(3,732)	5,909	(4,455)	(4,455)	9,028
Gain (loss) on sale of investments	(1,320)	(1,320)	50,438	(1,320)	(1,320)	50,438
Earnings (loss) before income taxes	71,365	(81,430)	195,347	180,755	27,960	267,995
Income tax expense	(15,149)	(26,988)	(41,570)	(45,722)	(57,561)	(62,138)

Net earnings (loss) after taxes	$56,216	$ (108,418)	$153,777	$135,033 $	$(29,601)	$205,857

Shareholders' Equity		$3,630,424	$2,418,619		$3,630,424	$2,418,619
Capital expenditures		$164,730	$44,208		$286,045	$77,196
Net debt (surplus)*		$95,664	$(340,478)		$95,664	$(340,478)

*Net debt/(surplus) is defined as available unrestricted cash less financial debt, including capital leases and other debt related obligations.

Key Financial Data (i)	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Shareholders' equity per share (i)	$9.30	$8.45	$9.30	$8.45
Pre-impairment charges and related taxes
Basic earnings (loss) per share	$0.14	$-	$0.35	$-
Diluted earnings (loss) per share	$0.14	$-	$0.35	$-
Post-impairment charges & related taxes
Basic earnings (loss) per share	$(0.28)	$0.54	$(0.08)	$0.72
Diluted earnings (loss) per share	$(0.28)	$0.54	$(0.08)	$0.72
Dividends	Nil	Nil	Nil	Nil
Equity ratio (i)	74.8%	73.9%	74.8%	73.9%
Shares outstanding:
Basic weighted average	390,413,431	286,292,724	390,617,238	286,165,926
Diluted weighted average	390,856,366	287,158,131	390,775,463	286,875,485
End of period	390,413,431	286,356,233	390,413,431	286,356,233

(i) Non-GAAP measures – Shareholders’ equity per share is defined as shareholders’ equity divided by total number of shares outstanding at end of period. Equity ratio is defined as shareholders’ equity divided by total assets at the end of period.

Production Summary (ii)	Three months ended June 30,			Six months ended June 30,
	2008	2007	Change	2008	2007	Change
Copper (tonnes)	23,478	22,375	5%	48,418	46,978	3%
Zinc (tonnes)	46,452	40,549	15%	89,471	78,443	14%
Lead (tonnes)	12,397	13,237	-6%	24,974	24,284	3%
Nickel (tonnes)	1,954	-		3,802	-
Silver (ounces)	780,211	716,705	9%	1,497,726	1,397,533	7%

(ii) Production is contained metal produced by the Company and excludes pre-acquisiton production

Unaudited Results

The results contained in this release are unaudited.

Significant Highlights

  Metal production was ahead of expectations (excluding Aljustrel which is under-going initial start-up).

  During the second quarter 2008, the average prices for zinc, lead and nickel decreased by 13%, 19% and 11%, respectively, and copper increased 9%, compared to the first quarter 2008. Compared to the second quarter of 2007, the zinc and nickel prices were down 42% and 47%, respectively, while lead and copper prices were up 7% and 11%, respectively. The inventory levels of zinc, lead and copper on the LME all increased during the second quarter 2008 compared to the first quarter 2008, while nickel showed a slight decrease during that same period.

  The net loss for the second quarter of 2008 was $108.4 million or $0.28 per share compared to net earnings of $153.8 million or $0.54 per share for the same period in 2007. The lower result was due primarily to: an impairment charge of $ 164.6 million ($ 152.8 million plus a future income tax expense of $11.8 million) in respect of Aljustrel; and, the same period in 2007 included a $50 million gain on sale of marketable securities.

  Operating earnings in the quarter, excluding impairment charges, were $82 million lower compared to the corresponding quarter in 2007. This was principally related to: lower metal prices, including price adjustments, of $53 million; increased operating costs of $7 million; and the effect of a strong Euro and Swedish Kronor against the US dollar of $14 million.

  Operating earnings in the quarter, excluding impairment, were $43 million lower than the first quarter of 2008. Higher sales volume contributed $42 million in additional operating earnings. This was offset by: lower metal prices, including a difference in price adjustments, of $ 69 million; increased operating costs of $11 million; and the effect of a strong Euro and Swedish Kronor against the US dollar of $4 million.

  On July 17, 2008, the Company announced the discovery of a new zinc-copper deposit at its 100% owned Neves -Corvo mine in southern Portugal. This new deposit has been named the Lombador East deposit and contains the thickest, highest -grade zinc intersections ever encountered at the Neves-Corvo mine, including 89.2 metres grading 8.43% zinc. This new deposit has the potential to be the largest combined zinc-copper deposit yet discovered at Neves-Corvo.

  Revenue during the quarter by commodity was $207 million from copper, $40 million from zinc, and $47 million from combined sales of lead, nickel, silver and other metals. Copper revenue represented 70.4% for the quarter and 64.8% for the first half of 2008.

Second Quarter 2008 Operational Summary

  Each of the Neves-Corvo, Galmoy, Zinkgruvan and Aguablanca mines had increased tonnages milled during the quarter and for the year to date when compared to the previous corresponding periods. Improved production from these mines is a result of the success of improvement initiatives underway at all of our operations.

  Production of contained copper and zinc increased 5% and 15%, respectively, in the quarter compared to the previous corresponding period in 2007. However, lead metal production for the quarter decreased 6% compared to same period in 2007 due to lower lead grades in the stoping sequence through the Burkland orebody at Zinkgruvan and lower production from the lead-rich R orebody at Galmoy. Production of nickel metal contained in concentrate reached a quarter record high of 1,954 tonnes. There was no nickel production prior to the acquisition of Aguablanca in the third quarter of 2007.

  In the Aljustrel mine, batch testing of different ore types will be conducted during the third quarter. Studies are underway to ascertain the potential for an earlier extraction of known copper resources.

  Operations continue to show improving safety performance, with a downward trend in lost time accident rates. LTFI reduced by 29% in the quarter to 3.18 as compared to the first quarter of 2008.

  Operating performance at the Aguablanca mine reached a milestone achievement highlighted by completely recovering the pre -stripping shortfall reported last year. Average cash costs, net of by- product credits and royalties, were $5.20 per pound for this quarter, which indicated a significant improvement from the previous quarter and in 2007.

  Cost inflation, as measured in local currency, is evident in all operations with the highest increases related to energy and materials. The continued weakening of the US dollar further accentuates the reported costs.

Project Summary

  Tenke Fungurume Project: Under the direction of operating partner Freeport McMoRan Copper and Gold Inc. (“Freeport”), construction progress improved significantly during the second quarter 2008 at the Tenke Fungurume copper-cobalt deposit in southern Katanga Province, Democratic Republic of Congo (“DRC”).
  Strategic meetings were held on overall concession exploration and expansion planning. A series of expansions has been tentatively defined and studies advanced for the first phase of oxide plant expansion.
  There have been no further developments in the contract review process.

  Ozernoe Project: Feasibility study work on the Ozernoe project in the Republic of Buryatia, Eastern Siberia, Russia progressed during the second quarter 2008 albeit at a reduced pace compared to original plans. There continue to be a number of challenging issues being addressed on Ozernoe. Discussions are ongoing related to Russia’s new strategic resources policy, and other important project and partnership issues.

  Neves -Corvo/Lombador Projects: Drilling success in the Lombador area adjacent to the Neves Corvo copper mine in southern Portugal has led to a new discovery, the Lombador East deposit containing significant copper and zinc mineralization. Recent drilling indicates material increases in the overall mineral resources in the Lombador area are possible compared to previous expectations. A new shaft location is being studied to optimize future hoisting access.
  As a low cost economic enhancement to the Neves-Corvo operations, an interim expansion doubling zinc production from existing Neves-Corvo deposits is now being assessed to take advantage of underutilized existing shaft capacity in parallel to the advancement of Lombador development.

  Zinkgruvan Copper Project: Incline ramp development progresses at Zinkgruvan to facilitate development of a copper deposit lying adjacent to one of Zinkgruvan’s zinc deposits. In addition to facilitating copper production, this expansion is intended to improve zinc mining flexibility through both a second underground crusher and ramp access down through the Cecilia west deposits. Ramp construction and underground drifting is progressing on schedule and within budget. During the quarter work commenced on the underground crusher and a packaged copper flotation plant.

Impairment Charges

Impairment charges of $164.6 million ($152.8 million plus a future income tax expense of $11.8 million) were taken in the second quarter of 2008 relating to the Aljustrel mine. This write down is being taken in light of lower than expected performance and the lower metal price outlook. The write down expenses the previously written-down figure of $27 million, the 2008 capital expenditures, exploration properties, provision for contractual obligations and pre-production start-up costs.

Outlook

  The outlook for 2008 production is now expected to be 96,000 tonnes of contained copper (92,000 tonnes, previously), 181,000 tonnes of contained zinc (202,000 tonnes, previously), 7,000 tonnes of contained nickel (6,800 tonnes, previously) and 45,000 tonnes of contained lead (47,000 tonnes, previously). These figures reflect improvements being obtained in copper production at Neves-Corvo and nickel-copper production at Aguablanca. The zinc forecast is down by 21,000 tonnes owing to a revised forecast for Aljustrel of 30,000 tonnes compared to 51,000 tonnes previously. Aljustrel remains the most difficult part of our production to forecast at this stage.

  First copper production from Tenke Fungurume Copper Project is expected in the second half of 2009.
  Subject to Board approval in the 3rd quarter, increased zinc production from Neves Corvo ore bodies is possible as soon as 2010.
  The forecast for first copper production from the Zinkgruvan copper deposit is 2010.
  Capital expenditure is expected to be in the region of $400 million to $450 million in 2008, excluding capitalized pre-operating costs at Aljustrel. This year’s contributions by the Company to Tenke project expenditures are expected to approach $210 million including our share of costs for expansion studies. Zinkgruvan Copper Project construction funding is expected to be in the range of $20 million, and Neves Corvo, Lombador and Ozernoe study expenditures are expected to aggregate in the range of $10 million for 2008. The increase from the previously reported $350 million to $400 million relates to approval for paste deposition of tailings and an expected expansion of zinc at Neves-Corvo and some growth related to exchange rates.
  Exploration for 2008 is expected to be $40 million with around two-thirds of this being directed to near-mine exploration.

Supplementary Table: For Information Only
Effect of Provisional Pricing on Reported Sales and Operating Earnings

	Six Months to	Three Months Ended
($ millions)	30-Jun-08	30-Jun-08	31-Mar-08

Sales as reported	$599.8	$294.1	$305.7

Price adjustments - final pricing reallocated to period which sales were made	$(31.2)	$11.3	$(42.5)

Sales restated to reflect final pricing	$568.6	$305.4	$263.2

Operating earnings as reported	$320.1	$137.2	$182.9

Price adjustments - final pricing reallocated to period which sales were made	$(31.2)	$11.3	$(42.5)

Earnings restated to reflect final pricing	$288.9	$148.5	$140.4

This supplementary table has been included here for the first time to assist in understanding of the Company’s results.

Sales recorded in one quarter are frequently provisionally priced at quarter-end, in accordance with normal smelter terms, and are finally priced in the ensuing quarter. It should be noted that the second quarter and year-to-date amounts noted above will change as price adjustments are finalized in the third quarter. The size of the pricing adjustments makes it difficult to analyze under-lying performance.

The table above sets-out sales and operating profits as reported in accordance with Canadian GAAP. The pricing adjustments are then reallocated to the period in which the sale was actually recorded from the period in which they were finally priced. The effect on the understanding of sales and operating earnings can be material.

When viewed on this basis, sales and earnings for the current quarter are materially ahead of the previous quarter. This accords with the underlying physical sales volume and shows a materially different result from the reported 4% decrease in revenue from the previous quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in United States dollars, unless otherwise indicated)
THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2008

This Management Discussion and Analysis (“MD&A”) of Lundin Mining Corporation (“Lundin Mining” or the “Company”) has been prepared as of August 6, 2008. The MD&A is intended to supplement and complement the accompanying unaudited interim consolidated financial statements of the Company and the notes thereto for the three months ended June 30, 2008 and should also be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2007.

Please also refer to the cautionary statement of forward-looking in formation at the end of this MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com. All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and all dollar amounts, including comparatives, are expressed in US dollars unless otherwise indicated.

Overview
Lundin Mining is a Canadian-based international mining company that owns and operates the Neves-Corvo copper/zinc mine and the Aljustrel zinc mine in Portugal, the Zinkgruvan zinc/lead/silver mine in Sweden, the Galmoy zinc/lead mine in Ireland and the Aguablanca nickel/copper mine in Spain. Additionally, the Company owns the Storliden copper/zinc mine in Sweden, which is operated by Boliden AB. The Company also holds a 24.75% equity interest in the Tenke Fungurume Project, a major copper-cobalt project under development in the Democratic Republic of Congo (“DRC”) and a 49% interest in the Ozernoe zinc project in eastern Russia.

Recent Developments and Highlights

Impairment Charges
Impairment charges of $164.6 million ($152.8 million plus a future income tax expense of $11.8 million) were recorded in the second quarter of 2008 in respect to the Aljustrel mine. This write down is being taken in light of lower than expected operating performance and the lower metal price outlook. The write down expenses the previously written-down figure of $27 million, the 2008 capital expenditures, provision for contractual obligations and pre-production start-up costs.

Major New Deposit at Neves-Corvo
On July 17, 2008, the Company announced the discovery of a new zinc-copper deposit at its 100% owned Neves-Corvo mine in southern Portugal. This new deposit has been named the Lombador East deposit and contains the thickest, highest-grade zinc intersections ever encountered at the Neves-Corvo mine, including 89.2 metres grading 8.43% zinc. High grade copper mineralization was also discovered in the footwall mineralization of Lombador East highlighted by 16 meters grading 3.92 % copper.

Eight drill holes currently define this new deposit. All eight holes contain thick sections of massive sulphide zinc mineralization with four of the eight holes intercepting greater than 65 metres of >8% zinc that each include wide intervals of >10% zinc. The Lombador East deposit was initially encountered in drillhole NF34 which was completed in August of 2007. This was part of last year’s successful Neves-Corvo exploration program which centered on the Lombador South deposit and defined a Measured and Indicated Resource of 17.3 million tonnes grading 7.5% zinc and 1.9% lead increasing the total Proven and Probable zinc reserves at Neves-Corvo by 207% (refer to March 28, 2008 news release).

This new deposit has the potential to be the largest combined zinc-copper deposit yet discovered at Neves-Corvo.

For further information on the Lombador East discovery, see the July 17, 2008 news release or the Company’s web site: www.lundininmining.com.

Developments in the Tenke Fungurume Copper Project
Under the direction of operating partner Freeport McMoRan Copper and Gold Inc. (“Freeport”), construction progress improved significantly during the second quarter 2008 at the Tenke Fungurume copper-cobalt deposit in southern Katanga Province, Democratic Republic of Congo (“DRC”).

Outstanding progress was achieved in pre-stripping of the Kwatebala deposit which is enabling high grade ore stockpiling to support plant startup. Currently site activities include tailings embankment construction, concrete installation, stainless steel tank and pipe rack erection. Mechanical equipment (SAG mill) and piping installation will commence in the third quarter.

Camp expansion and permanent worker housing construction continues, and the first phase of villager relocation was successfully accomplished. The overall project work force is now in excess of 4,500 workers most of which are Congolese nationals. Site safety performance continues to be excellent.

Regional investments in refurbishing provincial power supply systems advanced and during the quarter a consortium of mining companies led by Freeport initiated national highway upgrading assistance. Social investment programs also continued to expand including project supported local micro enterprise businesses, agricultural capacity building initiatives, malarial abatement, new medical facilities, school upgrades and additional regional village fresh water supply.

Strategic meetings were held on overall concession exploration and expansion planning. A series of expansions has been tentatively defined and studies advanced for the first phase of oxide plant expansion.

There have been no further developments in the contract review process.

For further information on the Tenke Project Update, see the July 22, 2008 news release or the Company’s web site: www.lundininmining.com.

Plant Expansion at Neves-Corvo
On May 5, 2008, the Company announced the construction of an additional circuit within the existing copper plant at the Neves-Corvo mine in Portugal to recover copper and zinc currently lost to tailings. The new circuit will facilitate recovery of a proportion of the zinc and copper bearing minerals from the tailings stream as well as provide overall improved efficiencies in the processing of the mainstream copper ore. Over the life of the mine this project is expected to produce 9,500 tonnes of payable copper, 29,000 tonnes of payable zinc and 370,000 ounces of payable silver.

For further information on the Company’s new circuit at the Neves-Corvo mine, see the May 5, 2008 news release or the Company’s web site: www.lundininmining.com.

Corporate and Operational Office Relocations
During the second quarter 2008, it was announced that the Company was in the process of relocating its corporate office to Toronto, Canada. This office will house the Company’s finance team, investor relations, new business development and corporate development. The Company has relocated its operational office to Haywards Heath, UK. The CEO will divide his time between the two office locations, both of which are operational as of the date of this release. The Stockholm office will close by the end of the third quarter.

Lundin Mining AGM Results
On June 5, 2008, at the Company’s Annual and Special Meeting held in Toronto, Canada, shareholders voted in favour of all resolutions tabled at the meeting. Specifically, the shareholders fixed the number of directors at 10 for the ensuing year and elected to the Board Lukas H. Lundin, William A. Rand, Philip J. Wright, Colin K. Benner, Donald K. Charter, John H. Craig, Brian D. Edgar, David F. Mullen, Anthony O’Reilly Jnr. and Dale C. Peniuk. Additionally, the shareholders approved the appointment of PricewaterhouseCoopers LLP as auditors of the Company.

Selected Quarterly Financial Information – Excluding Impairment Charges & Related Taxes

	Three Months Ended
($000's, except per
share data)	30-Jun-08	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07	31-Dec-06	30-Sep-06

Sales	$294,084	$305,732	$253,110	$292,757	$319,935	$193,920	$236,072	$98,941

Net earnings for the period	56,216	78,817	55,324	76,591	153,777	52,080	62,189	30,737

Selected Quarterly Financial Information

	Three Months Ended
($000's, except per
share data)	30-Jun-08	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07	31-Dec-06	30-Sep-06

Sales	$294,084	$305,732	$253,110	$292,757	$319,935	$193,920	$236,072	$98,941

Impairment charges	(164,634)	-	(543,101)	-	-	-	-	-

Net earnings (loss)
for the period	(108,418)	78,817	(436,605)	76,591	153,777	52,080	62,189	30,737

Earnings (loss) per
share, basic (i)	(0.28)	0.20	(1.11)	0.20	0.54	0.18	0.27	0.25

Earnings (loss) per
share, diluted (i)	$(0.28)	$0.20	$(1.11)	$0.20	$0.54	$0.18	$0.27	$0.25

(i)

The earnings (loss) per share are determined separately for each quarter. As a result of using different weighted average number of shares outstanding the sum of the quarterly amounts may differ from the year to date amount, as disclosed in previously filed interim consolidated financial statements. Earnings per share have been calculated to give effect to the three-for -one stock split on February 5, 2007 from the beginning of the first period presented.

Summary of Operations Metal Produced - Own Production*

		Three months ended June 30,			Six months ended June 30
		2008	2007	Change	2008	2007	Change
Copper	Neves-Corvo	20,726	20,875	-1%	43,438	44,280	-2%
(tonnes)	Storliden	903	1,500	-40%	1,583	2,698	-41%
	Aguablanca*	1,849	-		3,397	-
	Total	23,478	22,375	5%	48,418	46,978	3%

Zinc	Neves-Corvo	7,419	6,048	23%	13,211	12,241	8%
(tonnes)	Zinkgruvan	16,552	16,916	-2%	34,751	34,078	2%
	Storliden	3,635	4,973	-27%	6,012	9,551	-37%
	Galmoy	14,016	12,612	11%	27,710	22,753	22%
	Aljustrel	4,830	-		7,787	-
	Total	46,452	40,549	15%	89,471	78,623	14%

Lead	Zinkgruvan	9,959	10,664	-7%	18,741	19,307	-3%
(tonnes)	Galmoy	2,438	2,573	-5%	6,233	4,977	25%
	Total	12,397	13,237	-6%	24,974	24,284	3%

Nickel	Aguablanca*	1,954	-		3,802	-
(tonnes)	Total	1,954	-		3,802	-

Silver	Neves-Corvo	218,674	201,571	8%	461,411	424,363	9%
(ounces)	Zinkgruvan	534,193	491,989	9%	949,865	931,003	2%
	Galmoy	27,344	23,145	18%	86,450	42,167	105%
	Total	780,211	716,705	9%	1,497,726	1,397,533	7%

* Pre-acquisition production from Aguablanca during the quarter ended June 30, 2007 for copper and nickel was 1,569 tonnes and 1,730 tonnes, respectively. Pre-acquisition production from Aguablanca during the six months ended June 30, 2007 for copper and nickel was 3,397 tonnes and 3,802 tonnes, respectively.

Metal Sold and Payable

		Three months ended June 30,			Six months ended June 30
		2008	2007	Change	2008	2007	Change
Copper	Neves-Corvo	23,051	23,869	-3%	40,557	42,768	-5%
(tonnes)	Storliden	872	1,310	-33%	1,528	2,359	-35%
	Aguablanca	1,669	-		2,938	-
	Total	25,592	25,179	2%	45,023	45,127	0%

Zinc	Neves-Corvo	5,750	4,079	41%	9,755	8,743	12%
(tonnes)	Zinkgruvan	13,475	14,219	-5%	30,307	28,089	8%
	Storliden	3,090	4,227	-27%	5,110	8,119	-37%
	Galmoy	11,303	10,923	3%	22,714	18,667	22%
	Aljustrel	5,650	-		5,650	-
	Total	39,268	33,448	17%	73,536	63,618	16%

Lead	Zinkgruvan	9,406	9,350	1%	16,052	20,310	-21%
(tonnes)	Galmoy	3,026	3,038	0%	6,023	4,449	35%
	Total	12,432	12,388	0%	22,075	24,759	-11%

Nickel	Aguablanca	1,850	-		3,453	-
(tonnes)	Total	1,850	-		3,453	-

Silver	Neves-Corvo	119,771	152,215	-21%	216,762	276,920	-22%
(ounces)	Zinkgruvan	498,311	375,685	33%	813,013	979,065	-17%
	Galmoy	49,837	22,894	118%	87,877	28,107	213%
	Total	667,919	550,794	21%	1,117,652	1,284,092	-13%

Metal Produced differs from Metal Sold and Payable as a result of changes in inventory and smelter terms. Smelters pay producers based on a percentage of contained metal in concentrate which varies from metal to metal and between contracts. Note: Aljustrel is shown here for information only. It is not reported as revenue as Aljustrel is still in a pre-production phase.

Results of Operations

Sales
Total sales decreased $25.8 million in the second quarter of 2008 to $294.1 million compared with $319.9 million for the same period in 2007. This decrease was driven by lower zinc sales volume and a 42% reduction in the average zinc price when compared to the same quarter a year earlier. Lower zinc prices have also impacted previously sold but not settled sales contracts and resulted in significant price adjustments. Offsetting this decrease was $35.9 million in revenue added from the acquisition of Rio Narcea’s Aguablanca mine during the third quarter of 2007.

Year-to-date, total sales were $599.8 million as compared with $513.9 million for the same period in 2007. This increase was due primarily to $87.2 million of nickel revenue from the Aguablanca mine added in the first half of 2008 compared to $Nil for the same period in 2007.

Mining Operations
Cost of mining operations increased $45.4 million in the second quarter to $136.7 million compared with $91.3 million for the same period in 2007. Driving this increase was $27.5 million of operating costs from the Aguablanca mine acquired in the third quarter of 2007 and the strong Euro and Swedish Kronor against the US dollar.

Year-to-date, cost of mining operations were $241.6 million compared with $159.3 million for the same period in 2007. This increase was due primarily to $50.2 million of operating costs from Aguablanca mine ($Nil for 2007), higher sales volume and the strong Euro and Swedish kronor against the US dollar.

Accretion of Asset Retirement Obligations and Other
During the second quarter of 2008 accretion of asset retirement obligation and provision for severance on mine closure totaled $2.8 million compared to $1.1 million for the same period in 2007. Increased accretion expenses were driven by a strong Euro and Swedish Kronor, higher accretion charges at Aljustrel and higher mine closure provisions at the Company’s various operations.

Year-to-date, accretion of asset retirement obligations and provision for severance on mine closure were $5.2 million compared to $2.3 million for same period in 2007.

Depreciation, Depletion and Amortization
Depreciation, depletion and amortization increased $19.9 million to $55.0 million for the second quarter of 2008 compared with $35.1 million for the same period in 2007. This increase was due primarily to depreciation at the Aguablanca mine, which contributed $18.3 million to the overall increase in the current period.

Year-to-date, depreciation, depletion and amortization were $107.9 million as compared with $69.9 million for same period in 2007. The amount of depreciation, depletion and amortization were consistent with the first quarter 2008.

General Exploration and Project Investigation
General exploration and project investigation costs increased $2.1 million to $10.0 million in the second quarter of 2008 compared with $7.9 million during the same period in 2007. The increase relates, in part, to the addition of the Rio Narcea exploration costs in Spain, increased exploration activities in Portugal and the inclusion of underground exploration drifting costs at Zinkgruvan.

Exploration and project investigation costs broken down by country are as follows: Portugal - $5.1 million, Sweden - $3.4 million, Spain - $0.9 million and Ireland - $0.6 million. Additional capitalized project investigation costs of $1.4 million were incurred at Aguablanca relating to underground resource exploration drilling.

Year-to-date, exploration and project investigation costs totaled $20.0 million as compared with $13.1 million for the same period in 2007. The Company spent $10.0 million on exploration in Portugal, $6.2 million in Sweden, $2.0 million in Spain and $1.8 million in Ireland. An additional amount of $1.9 million in capitalized project investigation costs relating to underground resource exploration drilling at Aguablanca were also incurred in the first half of 2008.

Selling, General and Administration
Selling, general and administration costs were $15.5 million in the second quarter 2008 compared with $7.2 million during the same period in 2007. This increase was due primarily to reorganization costs, including redundancies, associated with the closure of the Stockholm and Vancouver offices; the cost of opening new offices in each of Toronto, Canada and Haywards Heath, UK; and higher professional fees.

The Company had previously announced that several of its offices will be closed during 2008. It is expected that closure costs and other re-organisation costs may amount to $20 million. During the second quarter ended June 30, 2008, the Company incurred approximately $8.0 million (YTD - $11.5 million) of reorganization and related office closure costs.

Year-to-date, selling, general and administration costs were $26.6 million as compared with $12.6 million for the same period in 2007.

Stock-Based Compensation
Stock based compensation costs were $1.9 million in the second quarter 2008 compared with $1.6 million in the same period in 2007. The increase relates to the amortization of a comprehensive option grant in the third quarter 2007 combined with new incentive stock options granted during the current quarter.

Year-to-date, stock based compensation costs were $6.2 million as compared with $3.1 million for the same period in 2007.

Foreign Exchange Losses
Foreign exchange losses decreased in the second quarter of 2008 to $2.4 million compared with a loss of $9.0 million for the same period in 2007. The foreign exchange losses during the second quarter of 2007, when the USD declined 7% against the Euro, were due primarily to significant USD cash and USD denominated accounts receivable at the Company’s Neves Corvo mine where the functional currency is the EUR.

Year-to-date, foreign exchange losses totaled $8.6 million compared with $11.8 million for the same period in 2007.

Impairment Charges
Impairment charges of $164.6 million ($152.8 million plus a future income tax expense of $11.8 million) were recorded in the second quarter of 2008 in respect of the Aljustrel mine. This write down is being taken in light of lower than expected operating performance and the lower metal price outlook. The write down expenses the previously written-down figure of $27 million, 2008 capital expenditures, exploration properties, provision for contractual obligations and pre-production start-up costs.

Year-to-date, impairment charges totaled $164.6 million compared with $Nil for the same period in 2007.

Gains (losses) on Derivative Instruments
Gains (losses) on derivative instruments are comprised of realized and unrealized gains and losses from marking-to-market the Company’s outstanding metal forward sales and other hedges. The net gain on derivative contracts during the second quarter of 2008 was $6.6 million compared with a net loss of $27.7 million for the same period in 2007. The gain in the second quarter was due primarily to a 19% decline in the lead price. The Company continues to unwind its current hedge profile, including closing out its silver hedge position during the current quarter.

Year-to-date, gains on derivative instruments totaled $3.0 million compared with a $33.1 million loss for the same period in 2007.

Gain (loss) on Sale of Investments
During the current quarter, the Company disposed certain of its investments and realized a loss of $1.3 million compared to a $50.4 million gain in the same period in 2007.

Current and Future Income Taxes
Current income taxes decreased $31.5 million to $25.4 million in the second quarter of 2008 compared with $56.9 million during the same period in 2007. The lower income tax expense in 2008 compared to 2007 was due primarily to lower operating earnings from the Company’s zinc mining operations and the 2007 tax provision on the gain from the sale of marketable securities.

Future income tax expense during the second quarter of 2008 was $1.6 million compared to a future income tax recovery of $15.3 million for the same period in 2007. This change was due primarily to a net $11.8 million reversal of future tax assets as part of the impairment charge to the Aljustrel mining assets while the second quarter of 2007 included the recognition of previously unrecognized tax benefits on loss carryforwards applied to the $50.4 million gain from the sale of marketable securities.

Year-to-date, the income tax expense, net of future income tax impacts, decreased $4.5 million in 2008 to $57.6 million compared to $62.1 million during the same period in 2007 due to the same reasons above.

The corporate tax rates in the countries which the Company has mining operations range from 25% in Ireland to 30% in Spain.

Operations
Note: All comments compare the three ended June 30, 2008 to the corresponding three months in 2007, unless otherwise stated.

Zinkgruvan Mine

	Three months ended June 30,			Six months ended June 30,
(100% OF PRODUCTION)	2008	2007	Change	2008	2007	Change
Ore mined (tonnes)	212,156	218,065	-3%	455,796	442,761	3%
Ore milled (tonnes)	237,114	230,768	3%	464,761	466,158	0%
Grade per tonne
Zinc (%)	7.5	7.8	-4%	8.0	7.8	3%
Lead (%)	4.8	5.2	-8%	4.6	4.8	-4%
Recovery
Zinc (%)	93	94	-1%	93	94	-1%
Lead (%)	88	89	-1%	87	89	-2%
Concentrate grade
Zinc (%)	53.0	54.1	-2%	53.0	53.6	-1%
Lead (%)	76.2	76.6	-1%	76.7	76.8	0%
Production (metal contained)
Zinc (tonnes)	16,552	16,916	-2%	34,751	34,078	2%
Leadc (tonnes)	9,959	10,664	-7%	18,741	19,307	-3%
Silver (ounces)	534,193	491,989	9%	949,865	931,003	2%
Sales ($000's)	$34,066	$58,444	-42%	$82,698	$107,920	-23%
*Cash cost per pound	$0.33	$0.27	22%	$0.25	$0.25	0%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits. See Non-GAAP Performance Measures.

Overview
Operating earnings were below budget and the previous half year owing primarily to sharply lower zinc prices and higher than budgeted costs. Zinc and lead production exceeded the Company’s expectations for both the quarter and year to date. The cash cost per pound was higher than expected owing to significant increases in input costs, a weaker US dollar and lower by-product credits.

Zinkgruvan remains a long-life, competitive mine.

Production
The variance of ore mined was due to planned maintenance on the hoisting system being conducted this quarter and not in the third quarter as was the case in 2007.

Head grades are in-line with expectations. The fall this quarter compared to the previous corresponding quarter is related to stope sequencing and was expected. Recoveries to concentrate continued to be stable. The slight decrease in lead recovery this quarter was essentially due to an increase in the pyrhotite content, which is mainly associated with the Burkland orebody. Higher silica content in the ore led to a small decrease in concentrate grade.

Milling in the third quarter will be affected by a planned seven-day shutdown of the plant for annual maintenance. Mining operations are expected to continue as normal.

Cash Costs
Increases are being experienced in input costs with personnel (5.5%), diesel (61%) and power costs (77%) rising when compared to the previous corresponding quarter in 2007. The energy increase is from a low base and remains competitive on a world scale. Costs in SEK have increased by 24% in the second quarter and 9% for the half compared to last year. The weaker US dollar has added to the costs.

On a unit basis, cash costs increased to $0.33 per pound owing to lower lead by-product credits, higher consumable costs, the effects of the strengthening SEK against the US dollar and the settlement of labour union contract.

Health, Safety & Environment
The lost time injury frequency rate was 1.2 per 200,000 manhours for the first six months of the year, which represents a 74% improvement compared to the same period in 2007. More focus and rigor have been applied to risk assessments and planned inspections in the operation.

Projects
The copper project remains on schedule on all three main components; ramp development, preparation for the additional crusher and ore bin at 800 level, and the procurement of the copper line process equipment. The forecast cost in SEK is on budget however the weak US dollar has had the effect of increasing the US dollar costs to $43 million.

Mine Geology & Reserve Definition
A total of 4,849 meters were drilled during the quarter compared to 2,352 meters during the second quarter of 2007. A greater focus has been given to improve our knowledge of the copper resource.

Neves-Corvo Mine

	Three months ended June 30,			Six months ended June 30,
(100% OF PRODUCTION)	2008	2007	Change	2008	2007	Change
Ore mined, copper (tonnes)	577,980	500,896	15%	1,147,543	1,054,292	9%
Ore mined, zinc (tonnes)	138,728	105,843	31%	266,049	200,043	33%
Ore milled, copper (tonnes)	588,875	524,922	12%	1,184,185	1,063,879	11%
Ore milled, zinc (tonnes)	126,669	106,820	19%	241,565	193,786	25%
Grade per tonne
Copper (%)	4.1	4.6	-10%	4.3	4.8	-11%
Zinc (%)	7.5	7.3	3%	7.0	8.0	-12%
Recovery
Copper (%)	85	87	-3%	86	87	-2%
Zinc (%)	79	78	1%	78	80	-3%
Concentrate grade
Copper (%)	24.4	22.7	7%	24.1	23.0	5%
Zinc (%)	49.7	48.8	2%	49.2	49.0	1%
Production (metal contained)
Copper (tonnes)	20,726	20,875	-1%	43,438	44,280	-2%
Zinc (tonnes)	7,419	6,048	23%	13,211	12,241	8%
Silver (ounces)	218,674	201,571	8%	461,411	424,363	9%
Sales ($000's)	$193,578	$202,815	-5%	$362,740	$313,895	16%
*Cash cost per pound	$1.15	$0.73	58%	$1.09	$0.70	56%

*Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Overview
Operating earnings are well ahead of budget and last year as a result of the strength of copper prices. Tonnes mined and milled continue at record levels. Copper production is ahead of expectation year to date while zinc is behind owing to lower head grades. The cash cost per pound is higher than expected owing to lower zinc by-product credits and a weak US dollar.

Neves-Corvo contributes the majority of the Company’s operating earnings. It remains under-explored and significant effort is now directed towards discovery of more copper.

Production
Record throughput is maintaining metal production but at a resulting higher production cost.

Head grades were lower than expected owing to changes in mine plan in the copper orebodies as a result of unexpected ground conditions. Copper recoveries were purposely lowered to allow production of higher grade copper concentrates. Zinc metal recoveries improved after a new circuit was implemented to allow recovery of the copper bearing minerals contained within the zinc ores.

The mine and surface plants will undertake the annual planned maintenance shutdown during July. Improvements are planned on the underground ore handling system and the plant’s grinding circuits aimed to increase reliability and availability of these systems.

Cash Costs
Costs have increased by an average of 5% in Euro mainly due to increased throughput and a further 15% as a result of a weak US dollar.

On a unit basis, cash costs increased to $1.15 per pound owing to lower zinc by-product credits ($0.12 per pound) the weaker dollar ($0.13 per pound) and an increase in operating costs ($0.15 per pound) with higher throughput offsetting lower head grades.

Health, Safety & Environment
The lost time injury frequency rate was 1.4 per 200,000 manhours for the first six months of the year. Safety continues to improve and an extensive safety awareness program was completed during the month April. New, additional mine refuge chambers were installed at strategic locations underground.

Projects
During the quarter a project for the revised storage of Neves-Corvo tails was approved for EUR 20 million. The project converts storage of tailings from wet storage to dry, significantly extending the life of the storage facility and resulting in its progressive dry closure and full rehabilitation. The project is planned to be completed and commissioned during the second quarter of 2010, substantially increasing the life of the existing tailing impoundment facility to beyond 2029 under current production schedules.

Ordering of the major equipment for the previously approved Copper Tailing Recovery project was concluded during the quarter. The project remains on budget and on schedule.

Mine Geology & Reserve Definition
A total of 5,437 metres of underground reserve definition drilling was completed with the emphasis being placed on developing copper areas mainly in the Neves South-West and the Corvo-Lombador bridge zones.

Aguablanca Mine

	Three months ended June 30,			Six months ended June 30,
(100% OF PRODUCTION)	2008	2007	Change	2008	2007	Change
Ore mined (tonnes)	444,720	421,567	5%	851,949	848,968	0%
Ore milled (tonnes)	451,265	422,925	7%	856,638	829,674	3%
Grades per tonne
Nickel (%)	0.5	0.5	0%	0.6	0.5	20%
Copper (%)	0.4	0.4	0%	0.4	0.4	0%
Recovery
Nickel (%)	80	76	5%	81	75	8%
Copper (%)	93	91	2%	93	91	2%
Concentrate grade
Nickel (%)	6.9	7.3	-5%	7.0	7.3	-4%
Copper (%)	6.5	7.0	-7%	6.2	7.0	-11%
Production (metal contained)
Nickel (tonnes)	1,954	1,730	13%	3,802	3,361	13%
Copper (tonnes)	1,849	1,569	18%	3,397	3,214	6%
Sales ($000's)	$35,864	$50,088	-28%	$87,167	$112,749	-23%
Cash cost per pound*	$5.20	$6.52	-20%	$6.28	$7.82	-20%

*Cash cost per pound of payable nickel sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

The 2007 production sales revenue is shown for comparative purposes only and does not reflect the results of the Company. The Company acquired Rio Narcea Gold Mines, Ltd. (owner of the Aguablanca mine) on July 17, 2007.

Overview
Operating earnings are in-line with budget. Nickel and copper production were well ahead of expectation on slightly lower throughput reflecting higher head grade and better operating performance. The cash cost per pound is significantly lower than expected owing to lower treatment charges, as a result of the lower nickel price, and higher by-product credits. These have more than offset the increase in costs as a result of catch up on overburden removal.

Aguablanca’s present life of mine is 2013, when open-pit resources are exhausted, and it remains competitive having had significant operating improvements effected since acquisition by the Company last year. Studies, supported by targeted exploration, are underway seeking to extend the life of mine through exploitation of additional underground resources.

Production
A number of throughput all-time records were achieved during this quarter. The mill throughput, originally designed for 1.5 million tonnes per annum, is progressively being increased to 1.8 million tonnes per annum.

Head grades and recoveries were higher than expected and plant performance during the quarter showed significant improvements in terms of throughput and recoveries. Recoveries were purposely increased at the expense of concentrate grade giving a better economic result.

The backlog of waste removal, present at time of acquisition, was completely eliminated during this year and waste stripping is now ahead of schedule. The stripping sequence is back on track, having registered a stripping ratio of 11.9:1 for the first six months of this year which compares to 6.9:1 for the same period last year.

Cash Costs
The increase in stripping, and the weaker dollar were the main contributors to an increase in mining operating costs. On a unit basis, cash costs decreased to $5.20 per pound as more favourable commercial conditions (-$3.6), and higher by-product credits (-$0.13) more than offset the net cost increases of $0.13 per pound, the lower US dollar ($0.96) and the much higher stripping ratio.

Health, Safety & Environment
The lost time injury frequency rate was 8.8 per 200,000 manhours for the first six months of the year. The quarter improved by 15% to 3.00 compared with the previous corresponding period. A similar improvement was registered between the half-year comparisons.

During the quarter, a Planned Audit Program was implemented for all operational areas and a strong Housekeeping campaign undertaken in the context of the operation’s Risk Prevention Plan.

Projects
Production expansion options, including underground mining, are presently being studied.

Galmoy Mine

	Three months ended June 30,			Six months ended June 30,
(100% OF PRODUCTION)	2008	2007	Change	2008	2007	Change
Ore mined (tonnes)	119,590	115,417	4%	248,000	208,187	19%
Ore milled (tonnes)	131,768	122,371	8%	261,783	216,431	21%
Grades per tonne
Zinc (%)	12.8	12.9	-1%	12.8	12.9	-1%
Lead (%)	2.9	3.1	-6%	3.5	3.3	6%
Recovery
Zinc (%)	83	82	1%	83	82	1%
Lead (%)	64	73	-12%	67	73	-8%
Concentrate grade
Zinc (%)	53.4	52.0	3%	52.8	52.0	2%
Lead (%)	65.9	64.9	2%	65.0	64.8	0%
Production (metal contained)
Zinc (tonnes)	14,016	12,612	11%	27,710	22,573	23%
Lead (tonnes)	2,438	2,573	-5%	6,233	4,977	25%
Silver (ounces)	27,344	23,145	18%	86,450	42,167	105%
Sales ($000's)	$19,536	$34,887	-44%	$46,344	$52,639	-12%
*Cash cost per pound	$0.76	$0.92	-17%	$0.73	$1.02	-28%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Overview
Operating earnings are below budget and are lower than the previous half year owing primarily to sharply lower zinc prices and higher than budgeted costs. Zinc and lead production fell short of the Company’s expectations for both the quarter and year to date. The cash cost per pound is higher than expected, though significantly better than last year, owing to increases in input costs and the effect of a weaker US dollar being partially offset by lower treatment charges.

Galmoy is a higher cost mine in the last stages of operation which reduces both flexibility and predictability. Based on current expectations for zinc prices, closure is presently expected in 2011 and it remains cash positive at present metal prices.

Production
Production was short of expectations. Mine and mill throughputs are ahead of last year however last year’s production rates were detrimentally affected by industrial action and technical challenges associated with backfill performance. Poor drilling performance is hindering production efforts. Development is underway to access the K2 orebody, which is a satellite to the K orebody. The K2 zone is expected to provide additional stope faces during the fourth quarter of 2008, subject to regulatory permits.

The average zinc and lead head grades for the period were on target although lower production from the lead-rich R orebody and the variability lead head grade and copper in ore from the R ore body, had a negative impact on lead recovery efficiencies.

On a year to date basis, all three metals exceeded the 2007 production results.

Cash Costs
Local currency costs have increased in the quarter by 1.4% compared to the second quarter of 2007 due mainly to additional throughput. However, operating costs in US dollars increased from the second quarter of 2007 to this quarter by 17.5% of which 14.3% was attributed to the weakening US dollar.

The unit cash cost per pound decreased owing to more favourable commercial terms ($0.24 per pound). A 3% increase in sold zinc metal more than offset the detrimental effect of $0.07 owing to a weaker US dollar.

Health, Safety & Environment
The lost time injury frequency rate was 8.4 per 200,000 manhours for the first six months of the year. The 12-month rolling average LTFI continues to show a decreasing trend.

Aljustrel Mine Development Project

	Three months ended June 30,			Six months ended June 30,
(100% OF PRODUCTION)	2008	2007	Change	2008	2007	Change
Ore mined (tonnes)	224,038	-		458,987	-
Ore milled (tonnes)	332,760	-		557,286	-
Grades per tonne
Zinc (%)	4.3	-		4.4	-
Recovery
Zinc (%)	33.8	-		31.9	-
Concentrate grade
Zinc (%)	46.6	-		46.8	-
Production (metal contained)
Zinc (tonnes)	4,830	-		7,787	-

Overview
Aljustrel is still in the production ramp-up phase and as production started later than forecast it has performed below expectations. It is a low grade/high cost operation, which at present zinc prices is not a viable business. Evaluation is underway to ascertain the most suitable alternative which includes an earlier extraction of the known copper resources. A decision on the future of the Aljustrel mine is likely before the end of the third quarter.

In the Company’s production forecast for the 2008 year, Aljustrel accounted for 51,000 tonnes of zinc and no lead. Present expectations are for 30,000 tonnes of zinc unless other alternatives are implemented in the meantime.

In light of lower than expected performance and the lower metal price outlook, the Company took a $153 million write-down ($165 million including taxes). This expenses the previously written-down figure of $27 million, 2008 capital expenditures, exploration properties, provision for contractual obligations and pre-production start-up costs.

Production
Mine production is well below expectation. Mill throughput is comparable to the ramp-up phases of similar projects.

The plant is presently working through the oxidized ore that had been stockpiled since the decision to proceed with the project in 2006. Processing throughput is consistently increasing and, despite the difficulties, management still believes that the plant will be able to operate at its designed capacity of 1.8 million tonnes of ore per annum.

Zinc recoveries averaged 33.8% this quarter, in part owing to the treatment of highly oxidized stockpiles of previously pure sulphide ores, with zinc recoveries in June exceeding 50%. Recoveries are expected to improve once fresh run-of-mine ore is consistently fed to the plant.

Start-up issues are common with this type of project and operational staff is making every effort to achieve design specifications as ramp-up continues.

Health, Safety & Environment
The lost time injury frequency rate was 3.0 per 200,000 manhours for the first six months of the year. The operation continues to work together with contractors with a view to securing safer working practices through the adherence of company safety standards, the implementation of systematic risk assessments and focused accident investigation and rigorous follow-up.

Storliden Mine

	Three months ended June 30,			Six months ended June 30,
(100% OF PRODUCTION)	2008	2007	Change	2008	2007	Change
Ore mined (tonnes)	81,854	79,100	3%	154,404	155,998	-1%
Ore milled (tonnes)	72,244	76,038	-5%	153,283	140,585	9%
Grades per tonne
Copper (%)	1.4	2.1	-33%	1.1	2.1	-48%
Zinc (%)	5.5	7.1	-23%	4.3	7.4	-42%
Recovery
Copper (%)	92	91	1%	91	92	-1%
Zinc (%)	92	92	0%	92	93	-1%
Concentrate grade
Copper (%)	29.5	29.3	1%	29.1	29.4	-1%
Zinc (%)	54.8	54.4	1%	54.1	54.6	-1%
Production (metal contained)
Copper (tonnes)	903	1,500	-40%	1,583	2,698	-41%
Zinc (tonnes)	3,635	4,973	-27%	6,012	9,551	-37%
Sales ($000's)	$11,025	$23,671	-53%	$20,804	$39,215	-47%
*Cash cost per pound	$(0.06)	$(0.31)	-81%	$(0.08)	$(0.12)	-33%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Overview
Operating earnings are ahead of budget as the mine has continued to operate beyond its expected closure date. This has been a highly successful operation for the Company. Underground production ceased in July.

The closure of the mine is scheduled to commence in August with rehabilitation expected to be complete by the end of 2009. All approvals are in place for the closure plans and closure is fully provided for.

Production
Ore mined and milled was in-line with last year but at significantly lower grades. The operation has also optimized metal recovery in areas not contemplated in this year’s mine plan.

Cash Costs
The unit cash cost per pound remains less than zero owing to by-product credits.

Health, Safety & Environment
Since commissioning in 2002, the mine has registered only one accident with lost time. During the quarters being compared no lost time accidents were reported.

Project Highlights

Tenke Fungurume Project
Under the direction of operating partner Freeport McMoRan Copper and Gold Inc. (“Freeport”), construction progress improved significantly during the second quarter 2008 for the world class Tenke Fungurume copper-cobalt deposit in southern Katanga Province, Democratic Republic of Congo (“DRC”). The first phase of production facilities is designed to produce 115,000 tonnes per annum of copper cathode and a minimum 8,000 tonnes per annum of cobalt in hydroxide and cathode metal.

Design and procurement are now substantially complete and the project is de-staffing in these areas. Operator training programs were expanded and the majority of the pre-production mining work force now consists of Congolese nationals. Outstanding progress was achieved in pre-stripping of the Kwatebala deposit, which is enabling high grade ore stockpiling to support plant startup in the second half of 2009. Currently, critical site activities include tailings embankment construction, pond lining, concrete installation, and stainless steel tank and pipe rack erection. SAG mill and mixer settler components began arriving at site and mechanical equipment and piping installation will commence in the third quarter. High voltage power line erection progressed and the project’s heaviest loads – the main incoming power transformers arrived on site and are in place. Investments in refurbishing the Nseke power generating station also advanced during the quarter. Truck shop, office and reagent storage erection is substantially complete, the main exploration laboratory is functional, camp expansion and permanent worker housing construction continues, and the first phase of villager relocation was successfully accomplished.

The overall project work force is now in excess of 4,500 workers most of which are Congolese nationals. Site safety performance continues to be excellent.

During the quarter a consortium of mining companies led by Freeport developed plans to provide national highway upgrading assistance with the objective to achieve significant improvements in critical sections of the road between Likasi and Kolwezi ahead of the next rainy season. Social investment programs also continued to expand including project supported local micro enterprise businesses, agricultural capacity building initiatives, malarial abatement, new medical facilities, school upgrades and additional regional village fresh water supply.

In response to Freeport’s notification in April of significant projected cost overruns, the Company retained independent advisors to audit construction progress, the current project organization structure, overall cost estimates and project controls procedures. The construction and organizational audit has now been completed. The independent auditor noted that a number of corrective actions being taken by Freeport as Operator are having positive effects, resulting in some schedule recovery and more efficient construction execution. Cost projection and project controls reviews are still in progress however there is no indication yet that the overall installed cost of the project will be materially different from Freeport’s current estimated capital costs of approximately $1.75 billion, (approximately $1.9 billion including loans to a third party for power development).

Detailed analysis and discussions were held recently with Freeport as to the portions of the overall capital estimates which are investments specifically for project expansions. Upon resolution of the agreed allowances for expansion, Freeport’s obligation to fund certain project overruns on the initial facility will be implemented. This is expected to be resolved in the third quarter.

Towards the end of the quarter, strategic meetings were held with Freeport on overall concession exploration and expansion planning. An aggressive series of expansions has been tentatively agreed and mineral resource, conceptual mine planning, metallurgical test work and order of magnitude capital estimates are being advanced for the first phase of oxide plant expansions with the objective to refine expansion planning by year end. Concession wide exploration efforts are expanding and drilling results continue to meet, and positively exceed, expectations.

On February 19, 2008, the Company received a letter from the Ministry of Mines, Government of the Democratic Republic of Congo pertaining to the review of mining contracts in the country. The letter was addressed to Tenke Fungurume Mining S.A.R.L. (“TFM”) the entity which is developing the mine and in which the Company has an equity investment of 24.75% . Management believes that its agreements with the government of DRC are legally binding, that all associated issues have been dealt with fully under Congolese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code. Meetings have been held with DRC Government officials and TFM are cooperating fully with requisite authorities respecting the need for transparency and constructive dialogue to aid in the completion of the contract review process in a successful, timely manner. There were no new developments on this issue during the quarter.

During the three and six month periods ended June 30, 2008, the Company has spent $83.4 million and $125.4 million respectively. Based on the current estimated expenditures of $210.0 million for Tenke during 2008, the Company expects to spend an additional $84.6 million over the remainder of the year.

Ozernoe Project
Feasibility study work on the Ozernoe project in the Republic of Buryatia, Eastern Siberia, Russia progressed during the second quarter 2008 albeit at a reduced pace compared to original plans. Delays and complications were experienced with on-site data collection and studies for regional power infrastructure, which are critical to the progress of the project. These delays will affect the study completion schedule. Progress was made on mine planning, flowsheet and general plant arrangement designs and environmental impact assessment.

There continue to be a number of challenging issues being addressed on Ozernoe. Progress was made during the quarter on renegotiation of certain milestones contained within the original mineral license; however this still must be considered as a project risk issue. Implications of the new Russian strategic sector investment policy are also being assessed. This new policy has potentially far reaching affects on mining project developments for deposits of Ozernoe’s scale. Partner discussions are ongoing related to the license revisions, shareholders terms, project organization, study and project funding realities and other important project issues. The Company continues to consider whether evolving investment terms, license amendment needs and local issues meet the Company’s criteria for ongoing involvement.

Neves-Corvo – Lombador Zinc Project
During the second quarter 2008, geotechnical and condemnation drilling continued to assist in new shaft studies being performed to evaluate access to Lombador area zinc and copper mineralization however drilling success in the Lombador area has lead to a reassessment of the proposed shaft location. Stepout and infill drilling results are indicating material increases in the overall area zinc resource compared to previous expectations. New copper mineralization is also being encountered both in the hanging and foot walls in parts of the new zinc mineralization. Drilling strategy has been revised to further infill within the newly-discovered Lombador East deposit to test further copper mineral potential.

As an low cost economic enhancement to the Neves Corvo operations, an interim expansion doubling zinc production to 1 million tonnes of zinc ore (in excess of 50,000 tonnes/annum zinc metal production) from existing Neves-Corvo deposits is now being assessed. This is expected to take advantage of underutilized existing shaft capacity in parallel to advancement of Lombador development. Subject to completion of positive studies and Board approval later this year, increased zinc production from Neves Corvo ore bodies is possible as soon as 2010. Subject to successful Lombador study results and future Board decisions, the objective is to start mining Lombador deposits in late 2011 or early 2012.

Zinkgruvan Copper Project
Incline ramp development progresses at Zinkgruvan to facilitate development of a copper deposit lying adjacent to one of Zinkgruvan’s zinc deposits in Sweden. In addition to facilitating copper production, this expansion is intended to improve zinc mining flexibility through both a second underground crusher and ramp access down through the Cecilia west deposits. Ramp construction and underground drifting is progressing on schedule. During the quarter, work commenced on the underground crusher and on a packaged copper flotation plant. The objective for first copper production from the Zinkgruvan copper deposit is 2010.

Exploration Highlights

Portugal

Neves-Corvo Mine Exploration (Copper, Zinc)
A total of 9,198 metres of surface drilling was carried out at Neves-Corvo in the second quarter of 2008 with 8 holes completed. These main objectives of this drilling were:

  Step-out exploration drilling from the thick, high-grade copper-zinc massive sulphides intersected last year at Lombador in drillhole NF34. This drilling continues to intersect very significant widths of consistent, high-grade zinc mineralization. Copper mineralization is also present in this area, in sections of the massive sulphide deposit and also in the underlying stockwork zone. Drilling to date has established this new centre of mineralization to be a very large and continuous zinc/copper-rich deposit within the Neves-Corvo sulphide system. This new Lombador East deposit is separate from the previously delineated Lombador South deposit and represents a potential new orebody at Neves- Corvo.
  Two holes were completed in the Lombador North area (850 metres northwest of the Lombador South deposit).

Aljustrel Mine Exploration (Copper, Zinc)
Exploration drilling at Aljustrel continued to focus on infilling and expanding the Feitais copper resource. A total of 11 holes were completed and 6,035 metres were drilled. During the quarter, assay results from two of the holes were received, including hole FS08108 which intersected 42.1 metres grading 2.31% copper, including a 14 metre section of 4.31% copper.

The costs of the exploration program have been written down as part of the impairment charge during the second quarter.

Iberian Pyrite Belt, southern Portugal (Copper, Zinc)
Greenfields exploration drilling, totalling 300 metres in the second quarter, was initiated at the historic Lousal mine area located 30 km northeast of Aljustrel to test for downdip extensions of the known copper-bearing sulphides below the -460m mine level. The target zone coincides with a strong, late-time transient electromagnetic (“TEM”) anomalous trend suggesting the continuation of the sulphide body at depth.

Target definition work continued in the second quarter. In particular, TEM surveying was conducted on several regional targets comprised of coincident gravimetric geophysical anomalies and favourable geology, identified within the Castro Verde exploration permit, the Neves Corvo mine lease, the Malhadinha exploration permit and the Alcoutim exploration permit.

Drilling has also been initiated at the Gavião project, a 50/50 joint venture with state mining enterprise EDM. Gavião is a known massive sulphide deposit, located approximately 4 km west of Aljustrel, that has not seen any mining activity. The objective is to detail the existing inferred resource on a planned 100m x 100m grid to support a scoping study centred on the main sulphide lens. A total of 1,766 m in four holes was drilled on the property in the second quarter.

Spain

Aguablanca Mine Exploration (Nickel, Copper)
Drilling completed during second quarter 2008 at Aguablanca totalled 7,853 metres including 3,278 metres of underground drilling and 4,575 metres of surface exploration drilling.

The exploration campaign in second quarter 2008 was focused on:

  Step-out drilling of Target Areas 108 and 117 located at depth to the northwest of the deposit;

  Step-out drilling to the south of the deposit to test for extensions of the ore zone in this direction.

Results from Area 108 and Area 117 continued to be encouraging, as demonstrated by hole AGU1119 which intersected 13.10 metres grading 0.66% Ni and 0.41% Cu, and hole AGU1128 which intersected 10.35 metres at 1.96% Ni and 0.68% Cu.

To the south of the main deposit, second-quarter drilling continued to expand the new mineralized zone discovered by AGU-120 in the first quarter. New intersections in this zone were 1.5 metres at 1.00% Ni and 0.09% Cu in hole AGU1120 and 4.75 metres at 0.96% Ni and 0.28% Cu in AGU1124. These intersections represent estimated true widths. Drilling in the third quarter will continue to focus on adding to the current resource base through step-out drilling on these zones in order to determine their ultimate size, and to search for new zones of mineralization adjacent to the current orebody.

Ossa Morena Regional Exploration, southern Spain (Nickel, Copper, PGM)
A total of 1,276 metres in four drill holes was completed at the Cortegana nickel-copper project testing coincident airborne electromagnetic and nickel/copper-in-soil anomalies. Two target zones (Sojalva and Merendero) were drilled during the second quarter and intercepted favourable contaminated gabbros and pyroxenites hosting localized net-textured sulphides in broader zones of low-grade, disseminated sulphide mineralization; e.g., 87 metres grading 0.16% nickel, including a 45.7 metre interval grading 0.22% nickel in hole TEJ-5. The objective is to locate higher grade, cross-cutting Aguablanca-style breccias zones or significant basal massive sulphide accumulations in association with these lower grade disseminated zones.

Reconnaissance drilling was completed at the Pequeño Buda nickel-copper prospect. This target is characterized by strong copper/nickel-in-soil geochemical anomalies coincident with a series of mafic/ultramafic bodies intruding into lower Paleozoic metasediments. Drill results (hole PB-2) include an interval of 36 meters grading 0.11% nickel hosted in favourable troctolitic rocks.

Regional targeting efforts continued in second quarter 2008 with further interpretation of the airborne VTEM survey results, completed in fourth quarter 2007, in addition to prospecting and mapping of the most prospective target areas. Immediate drilling plans will be focused on Argallón and Calzadilla properties, located approximately 70 km northeast and 45 km northwest of Aguablanca respectively.

Sweden

Zinkgruvan Mine Exploration (Zinc, Lead, Silver)
Surface drilling at the Zinkgruvan mine site continued to test for additional zinc-lead-silver mineralization along extensions of the mine stratigraphy to the northwest of the mine in the Dalby and Finnafallet zones. A total of 5,340 metres in 7 holes was drilled from surface during the second quarter. Three of these holes intersected good sulphide mineralization in the Dalby zone; assays pending. Weakly mineralized Zinkgruvan mine stratigraphy was intersected by two holes in the Finnafallet area, confirming the potential to discover new ore-grade mineralization in this area, located over 1 km to the north of the mine.

Underground development on the Birkland 960 Level continued during the quarter. Drilling is planned for this area in order to test for an extension to the Birkland copper zone once the development is complete.

Bergslagen Regional Exploration, southern Sweden (Zinc, Lead, Silver and Copper)
Geophysical surveying and a total of 2,535 metres of drill-testing of regional greenfields targets were carried out in the second quarter including 730 metres of drilling on the Boka and Rävakärret targets located in the southern part of the district nearer to Zinkgruvan. Drilling, however, emphasized target-testing at the Viker, Garpen, Saxhyttan, Silverhöjden and Lindbastmora zinc-lead-silver projects and the Håkansboda copper-zinc project. Håkansboda presents a geological environment with styles of mineralisation that are similar to Zinkgruvan. A gravimetry survey is planned for the third quarter on the Garpen claim which is located along the extension of the Garpenberg silver-lead-zinc mine that is owned by Boliden.

Skellefte District, northern Sweden (Copper, Zinc)
A purchase-sale agreement for the Norrliden Project was finalized with Gold-Ore Resources Ltd. in the second quarter. Under the terms of the agreement, Gold-Ore will make a one-time payment of three million common shares for Lundin’s 90% interest in Norrliden and will be operator of all work programs. If a production decision is made, Gold-Ore will pay an additional consideration of CDN$2.5 million and issue $2.0 million equivalent in common shares based on the average closing price of Gold-Ore common shares for 20 days prior to the date of the production decision.

Ireland

A total of 1,064 metres of exploration drilling was carried out in the second quarter, primarily testing for additional zinc-lead-silver mineralization to add to the historic resource at the Keel property in Longford County. Other exploration activities in the second quarter focused on target prioritization and further target development at both Galmoy and regional Greenfield properties.

Metal prices, LME inventories and smelter treatment and refining charges

		Three months ended June 30,			Six months ended June 30,
(Average LME Prices)		2008	2007	Change	2008	2007	Change
Zinc	US$/pound	0.96	1.67	-42%	1.03	1.62	-36%
	US$/tonne	2 115	3 673	-42%	2 269	3 563	-36%

Lead	US$/pound	1.05	0.99	7%	1.18	0.90	32%
	US$/tonne	2 316	2 174	7%	2 601	1 974	32%

Copper	US$/pound	3.83	3.46	11%	3.68	3.07	20%
	US$/tonne	8 448	7 637	11%	8 108	6 762	20%

Nickel	US$/pound	11.67	21.86	-47%	12.38	20.28	-39%
	US$/tonne	25 730	48 185	-47%	27 284	44 708	-39%

During the second quarter 2008, the average prices for zinc, lead and nickel decreased by 13%, 20% and 11%, respectively, compared to the first quarter 2008. During the same period, the copper price increased by 9%. The inventory levels of zinc, lead and copper on the London Metal Exchange (“LME”) all increased during the second quarter 2008 compared to the first quarter 2008. At the end of the second quarter 2008, the LME stocks of zinc were 153,625 tonnes (Q1: 124,375 tonnes), lead 101,900 tonnes (Q1: 49,050 tonnes) and copper 122,600 tonnes (Q1: 112,500 tonnes). The LME inventory for nickel, on the other hand, decreased slightly during the second quarter 2008 and ended the quarter at 46,536 tonnes (Q1: 49,866 tonnes).

During the quarter the spot activity in China for zinc concentrates picked up and spot treatment charges fell to $220-240 per dry metric tonne (“dmt”) on a delivered basis. Most of the negotiations of the treatment charge for the annual contracts between miners and smelters have been finalized. There is no clear benchmark for 2008 but the level of the treatment charge is $300-$305 per dmt basis at a zinc price of $2,000 per metric tonne and with varying escalators.

The spot treatment charge for copper concentrates dropped during the second quarter 2008. During the quarter the average spot treatment charge was $13 per dmt (Q1: $18) with a refining charge of $0.013 per payable pound of copper contained (Q1: $0.018) . The negotiations of treatment and refining charges for the mid-year contracts have started and miners are looking for additional improvements over the annual terms i.e. a treatment charge of $45 per dmt of concentrates and a refining charge of $0.045 per payable pound of copper contained. The smelters are putting up resistance and so far no settlement has been reached.

In the lead concentrates market there has been very little spot activity outside China. Spot treatment charges in China fell during the quarter to $160 per dmt of concentrates flat compared to $300 per dmt flat at the end of the first quarter.

The Company’s nickel concentrates are sold under multi-year contracts at fixed terms.

Currencies

	Three months ended June 30,			Six months ended June 30,
(Average Exchange Rates)	2008	2007	Change	2008	2007	Change
SEK/US$	5.99	6.87	-13%	6.13	6.94	-12%
SEK/Cdn$	5.93	6.26	-5%	6.09	6.12	-1%
Cdn$/US$	1.01	1.10	-8%	1.01	1.14	-12%
US$/Euro	1.56	1.35	-16%	1.53	1.33	-15%

Liquidity and Capital Resources

Cash Resources
As at June 30, 2008, the Company had net debt of $95.7 million compared with net debt of $104.2 million as at March 31, 2008 and net cash surplus of $35.1 million as at December 31, 2007. The Company defines net debt to be available unrestricted cash less financial debt, including capital leases and other debt related obligations.

The Company has cash and cash equivalents of $130.0 million as at June 30, 2008 compared with $92.6 million as at March 31, 2008 and $133.2 million as at December 31, 2007. Cash and cash equivalents have increased $37.4 million since the end of the first quarter, due primarily to $113.3 million cash flow from operations, $48.9 million proceeds from the sale of investments, a $35.0 million drawdown on the credit facility, offset by funding of $83.4 million for the Tenke project, $56.9 million of current taxes paid and $81.3 million of capital and pre-operating start-up expenditures.

During the first quarter of 2008 the Company drew a further $35.0 million on the $575 million revolving credit facility, increasing the total outstanding on the facility to $165.4 million as at June 30, 2008.

Equity Capital Resources
Shareholders’ equity at June 30, 2008 was $3,630.4 million, a decrease of $119.5 million from the first quarter 2008. This decrease was due primarily to a net loss of $108.4 million for the quarter and decreases of $6.3 million in cumulative translation adjustments and $6.1 million in the fair value of available-for-sale securities.

Hedging
The Company enters into derivative contracts for the purpose of managing risks and not for trading purposes. As at June 30, 2008, the Company had a $2.5 million net derivative asset on marking-to-market the outstanding derivative contracts. During the quarter, the Company closed out its outstanding silver hedging profile. The Company has not entered into any metal or foreign exchange hedges during the second quarter.

Critical Accounting Estimates
The Company’s accounting policies are described in Note 3 of the annual consolidated financial statements for the year ended December 31, 2007. For a complete discussion of those policies deemed most critical by the Company, refer to the Company’s 2007 annual MD&A, available on the SEDAR website, www.sedar.com.

Changes in Accounting Policies
Effective for the first quarter beginning on January 1, 2008, the Company has adopted Sections 1535, 3031 and 3862 of the CICA Handbook, “Capital Disclosures”, “Inventories” and “Financial Instruments – Disclosures”.

Section 1535, Capital Disclosures establishes standards for disclosing quantitative and qualitative information about the Company’s capital and how it is managed, thereby enabling users to evaluate the Company’s objectives, policies and processes for managing capital.

Section 3031, Inventories prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

Section 3862, Financial Instruments – Disclosures requires additional disclosure of the significance of financial instruments to the Company’s financial position and performance as well as quantitative and qualitative information that enable users to evaluate the nature and extent of risks arising from those financial instruments.

The adoption of these new handbook sections did not result in any changes to the Company’s current period earnings nor did they require any adjustment to the opening balances; rather, they provided additional disclosure in the notes to the financial statements.

International Financial Reporting Standards ("IFRS")
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company’s transition date of January 1, 2011 will require for comparative purposes restate the financial statements reported by the Company for the year ended December 31, 2010. The Company has begun to assess the impact IFRS has on its financial statements for 2011.

Risks and Uncertainties
The operations of Lundin Mining involve certain significant risks, including but not limited to credit risk, foreign exchange risk, and derivative risk. For a complete discussion of the aforementioned risks, refer to the Company’s 2007 Annual Information Form, available on the SEDAR website, www.sedar.com and specific qualifications, if any, included in the management discussions regarding each mine and project in this document. Additionally, refer to Notes 12 and 13 in the interim consolidated financial statements for the quarter ended June 30, 2008 for an expanded discussion of these risks.

Reclamation Fund
As at June 30, 2008, the Company had $66.5 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company’s various mine sites. The Company will continue to contribute annually to these funds based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

Outstanding share data
As at August 6, 2008, the Company had 390,436,279 common shares issued and outstanding and 6,816,020 stock options and 306,720 stock appreciation rights outstanding under its stock-based incentive plans.

Non-GAAP Performance Measures
Zinc, copper and nickel cash production cost (US$-pound) are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles (“GAAP”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Reconciliation of unit cash costs of payable copper, zinc and nickel metal sold to the consolidated statements of operations
(Unaudited, in thousands of US dollars, except zinc, copper and nickel cash production cost per pound)

Zinkgruvan

	Three months ended		Six months ended
	June 30,		June 30,
Zinc	2008	2007	2008	2007
Operating expenses, excluding depreciation	$19,057	$14,493	$34,372	$27,870
Treatment charges	8,433	12,717	19,357	26,472
By-product credits	(17,639)	(18,752)	(37,350)	(38,721)
Other items affecting cash production costs	-	-	-	-
Total	$9,851	$8,458	$16,379	$15,621

Zinc metal payable (tonnes)	13,475	14,219	30,307	28,089
Zinc metal payable (000's pounds)	29,699	31,347	66,797	61,926
Zinc cash production cost per
pound payable metal sold	$0.33	$0.27	$0.25	$0.25

Neves-Corvo

	Three months ended		Six months ended
	June 30,		June 30,
Copper	2008	2007	2008	2007
Operating expenses, excluding depreciation	$66,122	$51,125	$110,238	$84,938
Treatment charges	8,499	13,185	17,142	24,724
By-product credits	(7,887)	(15,488)	(16,256)	(27,665)
Other items affecting cash production costs	(8,322)	(10,399)	(13,303)	(16,378)
Total	$58,412	$38,423	$97,821	$65,619

Copper metal payable (tonnes)	23,051	23,869	40,557	42,768
Copper metal payable (000's pounds)	50,804	52,622	89,388	94,287
Copper cash production cost per
pound payable metal sold	$1.15	$0.73	$1.09	$0.70

Aguablanca

	Three months ended		Six months ended
	June 30,		June 30,
Nickel	2008	2007	2008	2007
Operating expenses, excluding depreciation	$27,463	$13,486	$50,177	$25,244
Treatment charges	9,974	20,055	29,190	46,735
By-product credits	(16,253)	(13,026)	(31,579)	(23,026)
Other items affecting cash production costs	-	634	-	1,586
Total	$21,184	$21,149	$47,788	$50,539

Nickel metal payable (tonnes)	1,850	1,471	3,453	2,931
Nickel metal payable (000's pounds)	4,077	3,242	7,610	6,460
Nickel cash production cost per
pound payable metal sold	$5.20	$6.52	$6.28	$7.82

Galmoy

	Three months ended		Six months ended
	June 30,		June 30,
Zinc	2008	2007	2008	2007
Operating expenses, excluding depreciation	$16,771	$16,519	$33,514	$29,269
Treatment charges	7,501	12,935	16,306	22,027
By-product credits	(5,326)	(7,202)	(13,072)	(9,382)
Other items affecting cash production costs	98	-	(397)	-
Total	$19,044	$22,252	$36,351	$41,914

Zinc metal payable (tonnes)	11,303	10,923	22,714	18,667
Zinc metal payable (000's pounds)	24,912	24,081	50,062	41,154
Zinc cash production cost per
pound payable metal sold	$0.76	$0.92	$0.73	$1.02

Storliden

	Three months ended			Six months ended
	June 30,			June 30,
Zinc	2008		2007	2008	2007
Operating expenses, excluding depreciation	$7,235 $		$10,909	$13,336	$18,597
Treatment charges	2,433		2,069	3,838	5,833
By-product credits	(8,013)		(10,009)	(14,260)	(16,822)
Other items affecting cash production costs	(2,097)		(5,889)	(3,843)	(9,739)
Total	$(442	) $	(2,920)	$(929)	$(2,131)

Zinc metal payable (tonnes)	3,090		4,227	5,110	8,119
Zinc metal payable (000's pounds)	6,810		9,319	11,262	17,899
Zinc cash production cost per
pound payable metal sold	$-0.06 $		$-0.31	$-0.08	$-0.12

Reconciliation of realized prices

	Three months ended June 30, 2008
($ millions)	Copper	Zinc	Nickel	Lead
Sales before TC/RC	$216.5	$73.9	$29.6	$26.3

Payable Metal (tonnes)	25,592	39,268	1,850	12,432

Realized prices, $ per pound	3.84	0.85	7.26	0.96
Realized prices, $ per tonne	8,460	1,882	16,000	2,116

	Six months ended June 30, 2008
($ millions)	Copper	Zinc	Nickel	Lead
Sales before TC/RC	$407.4	$156.2 $	84.8	$57.2

Payable Metal (tonnes)	45,023	73,536	3,453	22,075

Realized prices, $ per pound	4.10	0.96	11.14	1.18
Realized prices, $ per tonne	9,049	2,124	24,558	2,591

Outstanding receivables (provisionally valued) as of June 30, 2008

	Tonnes payable	Valued at
	metal	price per tonne
Copper	21,921	$8,560
Zinc	30,839	$1,924
Nickel	2,198	$21,771
Lead	12,102	$1,737

Management’s Report on Disclosure Controls and Procedures
The Company’s management is responsible for establishing and maintaining disclosure controls and procedures. There have been no changes in the Company’s disclosure controls and procedures during the three months ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect the Company’s disclosures.

Management’s Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead, nickel, cobalt and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment in the countries where the Company has its mining operations and projects in will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Other Information
Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.

LUNDIN MINING CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited - in thousands of US dollars)

	June 30,	December 31,
	2008	2007
ASSETS
Current
Cash and cash equivalents	$130,044	$133,207
Accounts receivable	166,244	110,873
Inventories	57,535	46,791
Prepaid expenses	10,201	11,298
	364,024	302,169
Reclamation fund	66,466	59,174
Mineral properties, plant and equipment	2,321,377	2,233,030
Investments	1,567,361	1,525,181
Other assets	8,429	6,763
Future income tax assets	115,253	80,582
Goodwill	544,086	503,925
	$4,986,996	$4,710,824

LIABILITIES
Current
Accounts payable	$112,769	$106,266
Accrued liabilities	122,886	90,865
Income taxes payable	46,176	103,526
Current portion of long term debt and capital leases	7,756	8,640
Current portion of deferred revenue	5,958	7,243
	295,545	316,540
Long-term debt and capital leases	217,952	89,496
Other long-term liabilities	7,278	5,301
Deferred revenue	159,832	148,878
Derivative instruments liability	438	10,502
Provision for pension obligations	18,731	17,074
Asset retirement obligations and other provisions	147,285	132,080
Future income tax liabilities	509,010	448,619
Non-controlling interest	501	528
	1,356,572	1,169,018

SHAREHOLDERS' EQUITY
Share capital	3,219,671	3,233,682
Contributed surplus	20,267	14,179
Accumulated other comprehensive income	397,443	271,301
Retained earnings (deficit)	(6,957)	22,644
	3,630,424	3,541,806
	$4,986,996	$4,710,824

APPROVED BY THE BOARD
(Signed) Lukas H. Lundin	(Signed) Dale C. Peniuk
Lukas H. Lundin, Director	Dale C. Peniuk, Director

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - in thousands of US dollars, except for shares and per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Sales	$294,084	$319,935	$599,816	$513,855
Expenses
Mining operations	(136,654)	(91,314)	(241,642)	(159,347)
Accretion of asset retirement obligations	(2,802)	(1,148)	(5,249)	(2,268)
Depreciation, depletion and amortization	(55,026)	(35,124)	(107,933)	(69,934)
General exploration and project investigation	(9,958)	(7,912)	(20,044)	(13,143)
Selling, general and administration	(15,497)	(7,181)	(26,618)	(12,614)
Stock-based compensation	(1,950)	(1,555)	(6,185)	(3,075)
Foreign exchange losses	(2,391)	(9,043)	(8,615)	(11,763)
Impairment charges	(152,795)	-	(152,795)	-
Gains (losses) on derivative instruments	6,611	(27,658)	3,000	(33,182)
Interest and other income and expenses	270	6,742	3,083	10,771
Interest and bank charges	(3,863)	(833)	(7,279)	(1,743)
	(374,055)	(175,026)	(570,277)	(296,298)
Earnings (loss) before undernoted items	(79,971)	144,909	29,539	217,557
Gain (loss) on sale of investments	(1,320)	50,438	(1,320)	50,438
Operating losses in equity investments	(156)	-	(267)	-
Loss on sale of assets	12	-	-	-
Non-controlling interest	5	-	8	-
Earnings (loss) before income taxes	(81,430)	195,347	27,960	267,995
Current income taxes	(25,382)	(56,909)	(55,611)	(73,609)
Future income taxes	(1,606)	15,339	(1,950)	11,471
Net earnings (loss) for the period	$(108,418)	$153,777	$(29,601)	$205,857

Earnings (loss) per share
Basic	$(0.28)	$0.54	$(0.08)	$0.72
Diluted	$(0.28)	$0.54	$(0.08)	$0.72

Weighted average number of shares outstanding
Basic	390,413,431	286,292,724	390,617,238	286,165,926
Diluted	390,586,366	287,158,131	390,775,463	286,875,485

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited - in thousands of US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Net earnings (loss) for the period	$(108,418)	$153,777	$(29,601)	$205,857
Other comprehensive income
Decrease in fair value of available-for-sale securities, net of taxes	(6,076)	15,611	(34,553)	23,968
Decrease in fair value of reclamation fund	(414)	-	(414)	-
Unrealized loss on available-for-sale securities disposed during the period	(287)	(9,945)	(263)	(9,945)
Cumulative translation adjustment	(6,210)	36,230	161,422	55,832

	(12,987)	41,896	126,192	69,855
Comprehensive income (loss) for the period	$(121,405)	$195,673	$96,591	$275,712

See accompanying notes to consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited - in thousands of US dollars)

				Accumulated
				Other
	Number of	Share	Contributed	Comprehensive	Retained
	Shares	Capital	Surplus	Income	Earnings	Total

Balance, December 31, 2007	392,489,131	$3,233,682	$14,179	$271,301	$22,644	$3,541,806
Stock-based compensation	-	-	4,235	-	-	4,235
Exercise of stock options & SARs	75,000	546	-	-	-	546
Transfer of fair value on exercise of stock options & SARs	-	97	(97)	-	-	-
Shares purchased and cancelled pursuant to normal course issuer bid	(2,150,700)	(14,654)	-	-	-	(14,654)
Translation adjustment for the period	-	-	-	167,632	-	167,632
Changes in fair value of available-for-sale securities	-	-	-	(28,477)	-	(28,477)
Unrealized loss on available-for-sale securities disposed during the period	-	-	-	24	-	24
Net earnings for the period	-		-	-	78,817	78,817
Balance, March 31, 2008	390,413,431	3,219,671	18,317	410,480	101,461	3,749,929
Stock-based compensation	-	-	1,950	-	-	1,950
Translation adjustment for the period	-	-	-	(6,260)	-	(6,260)
Changes in fair value of available-for-sale securities	-	-	-	(6,076)	-	(6,076)
Changes in fair value of reclamation fund	-	-	-	(414)	-	(414)
Unrealized gain on available-for-sale securities disposed during the period	-	-	-	(287)	-	(287)
Net loss for the period	-		-	-	(108,418)	(108,418)

Balance, June 30, 2008	390,413,431	$3,219,671	$20,267	$397,443	$(6,957)	$3,630,424

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Operating activities
Net earnings (loss) for the period	$(108,418)	$153,777	$(29,601)	$205,857
Items not involving cash
Depreciation, depletion and amortization	55,026	35,124	107,933	69,934
Asset impairment charge	152,795	-	152,795	-
Amortization of deferred revenue	(1,887)	(849)	(3,506)	(1,956)
Stock-based compensation	1,950	1,555	6,185	3,075
Future income tax expense (recovery)	1,606	(15,339)	1,950	(11,471)
Gain on sale of investments	-	(50,438)	-	(50,438)
Accretion on asset retirement obligations	1,639	-	3,195	-
Provision for pensions	1,163	(136)	2,054	85
Other	2,535	3,122	2,339	7,351
Unrealized losses (gains) on derivatives	(11,485)	23,088	(12,863)	30,183
Unrealized foreign exchange losses (gains)	(1,863)	(381)	2,491	3,411
	93,061	149,523	232,972	256,031
Reclamation payments	(1,250)	(13,104)	(1,363)	(13,104)
Pension payments	(695)	-	(695)	-
Changes in non-cash working capital items	27,163	599	(109,155)	(95,338)
Cash flow from operating activities	118,279	137,018	121,759	147,589
Financing activities
Common shares issued	-	1,466	546	5,776
Put premium payments	-	(3,888)	-	(7,777)
Proceeds from loans	103,787	-	199,658	-
Purchase of treasury shares	-	-	(17,974)	-
Debt and capital lease payments	(70,290)	(730)	(71,568)	(1,836)
	33,497	(3,152)	110,662	(3,837)
Investing activities
Mineral property, plant and equipment expenditures	(81,330)	(44,208)	(160,645)	(77,196)
Investment in Tenke Fungurume	(83,400)	-	(125,400)	-
Investments in available-for-sale securities	-	(149,537)	(4,675)	(207,967)
Proceeds from sale of investments	48,904	118,492	48,904	118,496
Other	(1,054)	(3,996)	(537)	(3,996)
	(116,880)	(79,249)	(242,353)	(170,663)
Effect of foreign exchange on cash and cash equivalents	2,542	16,200	6,769	12,951
Increase (decrease) in cash and cash equivalents during period	37,438	70,817	(3,163)	(13,960)
Cash and cash equivalents, beginning of period	92,606	317,393	133,207	402,170
Cash and cash equivalents, end of period	$130,044	$388,210	$130,044	$388,210

Supplemental Cash Flow Information (Note 15)

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and six months ended June 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the “Company” or “Lundin Mining”) are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 3 to the Company’s consolidated financial statements for the year ended December 31, 2007.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s 2007 audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Certain of the 2007 figures have been reclassified to conform to the 2008 presentation.

2.	SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

New Accounting Standards

Effective January 1, 2008 the Company has adopted the following CICA accounting standards:

	a)	Section 1535 – Capital Disclosures

This Section establishes standards for disclosing quantitative and qualitative information about the Company’s capital and how it is managed, thereby enabling users to evaluate the Company’s objectives, policies and processes for managing capital.

	b)	Section 3031 – Inventories

This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. Adoption of this standard did not have any effect on the financial statements.

	c)	Section 3862 – Financial Instruments – Disclosures

This Section requires additional disclosure of the significance of financial instruments to the Company’s financial position and performance as well as quantitative and qualitative information that enable users to evaluate the nature and extent of risks arising from those financial instruments.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and six months ended June 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

3.	INVENTORIES

Inventories consist of:

	June 30,	December 31,
	2008	2007
Ore stock piles	$8,505	$9,858
Concentrate stock piles	16,575	11,449
Materials and supplies	32,455	25,484
	$57,535	$46,791

During the second quarter ended June 30, 2008, the Company had written down $8.1 million of materials and supplies and ore stock piles to its nets realizable value at the Aljustrel mine.

4.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	June 30, 2008
		Accumulated
		depreciation,
		depletion and
	Cost	amortization	Impairment	Net
Exploration properties	$303,330	$-	$-	$303,330
Mineral properties	1,972,269	332,634	51,540	1,588,095
Plant and equipment	470,455	123,646	(2,782)	349,591
Development	183,789	-	103,428	80,361
	$2,929,843	$456,280	$152,186	$2,321,377

	December 31, 2007
		Accumulated
		depreciation,
		depletion and
	Cost	amortization	Impairment	Net
Exploration properties	$281,787	$-	$-	$281,787
Mineral properties	1,874,790	298,775	78,590	1,497,425
Plant and equipment	421,962	73,288	-	348,674
Development	219,657	-	114,513	105,144
	$2,798,196	$372,063	$193,103	$2,233,030

During the second quarter ended June 30, 2008, the Company had written down the Aljustrel mining assets to its $14.6 million net realizable value.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and six months ended June 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

5.	INVESTMENTS

Investments include the following:

	June 30,	December 31,
	2008	2007
Available-for-sale securities	$124,930	$207,814
Equity investments	1,442,431	1,317,367
	$1,567,361	$1,525,181

(a)	Available-for-sale securities

Available -for -sale securities consist of marketable securities which had a market value of $124.9 million at June 30, 2008 (December 31, 2007 – $207.8 million). These investments consist of shares in publicly traded mining and exploration companies.

The Company holds less than a 20% equity interest in each of the company in which it holds available-for-sale securities and does not exercise significant influence over any of these companies.

(b)	Equity investments

Equity investments consist of the following:

	June 30,	December 31,
	2008	2007
Tenke Fungurume Holdings Ltd.	$1,440,214	$1,314,814
Sanu Resources Inc.	2,217	2,553
	$1,442,431	$1,317,367

During the second quarter ended June 30, 2008, the Company made additional cash advances of $83.4 million to fund its portion of the Tenke project expenditures.

On February 19, 2008, the Company received a copy of a letter from the Ministry of Mines, Government of the Democratic Republic of Congo (the “Government”) pertaining to the review of mining contracts in the country. This letter was addressed to Tenke Fungurume Mining S.A.R.L. (“TFM”) and request further discussions take place with Gecamines, the DRC state-owned mining company, on such matters as the quantum of transfer payments, percentage share ownership and its involvement in the management in TFM, regularization of certain issues under Congolese law and the implementation of social plans.

The Company believes that its agreements with Freeport McMoRan Copper and Gold Inc. (“Freeport”) and TFM’s agreements with the Government are legally binding, that all associated issues have been dealt with fully under Congolese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code. An appropriate response has been made to the Ministry of Mines; however, until there is a resolution in this matter, the carrying value of the Company’s interest is subject to uncertainty.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and six months ended June 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

6.	LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases consist of:

	June 30,	December 31,
	2008	2007
Five-year revolving credit facility	$165,444	$40,352
Somincor bonds due 2009	42,506	39,369
Capital lease obligations	7,014	8,358
Deferred employee housing sales	294	274
Investment incentive loan	549	729
Aljustrel debt	2,716	2,516
Rio Narcea debt	7,185	6,538
	225,708	98,136
Less: current portion	(7,756)	(8,640)
	$217,952	$89,496

Management believes that the fair value of long-term debt approximates its carrying value.

7.	DEFERRED REVENUE

The following table summarizes the changes in deferred revenue balance:

Balance, December 31, 2007	$156,121
Amortization during period	(3,506)
Additions during the period	1,155
Effect from changes in foreign exchange rates	12,020
165,790
Less: current portion	(5,958)
Balance, June 30, 2008	$159,832

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and six months ended June 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

8.	DERIVATIVE INSTRUMENTS LIABILITY

The derivative contracts include forward sale, swap, option contracts for the purpose of managing the related risks and are not for trading purposes. As at June 30, 2008, the Company had derivative liabilities for future metal delivery commitments as follows:

		Outstanding Contractual Obligations
		due in 2008

				Fair Value as at
	Units	Quantity	Average price	June 30, 2008

Lead	tonnes	2,250	$0.54	$(1,352)
Zinc	tonnes	1,200	$1.22	914
				$(438)

In addition, the Company has outstanding forward contracts to purchase 113,469 megawatt hours of electricity with a positive fair value of $2.9 million.

During the quarter, the Company closed out its outstanding silver hedging profile.

9.	ASSET RETIREMENT OBLIGATIONS AND OTHER PROVISIONS

The asset retirement obligations and other provisions relating to the operations of Neves- Corvo, Zinkgruvan, Storliden, Aljustrel, Aguablanca and Galmoy mines, are as follows:

		Employee
		Severance due
	Site	on mine
	Restoration	closure	Total

Balance, December 31, 2007	$121,871	$10,209	$132,080
Accretion expense	3,195	-	3,195
Other provisions	-	2,054	2,054
Reclamation expenditures	(1,800)	-	(1,800)
Effect on changes in foreign exchange rates	9,622	2,134	11,756
Balance, June 30, 2008	$132,888	$14,397	$147,285

10.	SHARE CAPITAL

	(a)	The authorized and issued share capital is as follows:

Authorized – unlimited number of common shares with no par value and one special share with no par value.

	(b)	Stock options

The Company has an incentive stock option plan (the “Plan”) available for certain employees, directors and officers to acquire shares in the Company. At the October 19, 2006 Special Meeting of Shareholders, the shareholders of the Company approved a resolution setting the number of shares reserved under the Plan at 7,000,000. As a result of a three-for-one stock split of the Company's shares on February 5, 2007, the number of shares reserved under the Plan amounts to 21,000,000, which is less than 10% of the number of issued and outstanding shares of the Company. The term of any options granted will be fixed by the Board of Directors and may not exceed 10 years from the date of grant.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and six months ended June 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted or vested during the year.

The Company uses the fair value method of accounting for all stock-based payments to employees, directors and officers. During the second quarter of 2008, the fair value of all new stock option grants was $0.6 million (2007 - $0.8 million). Under this same method, the Company recorded a stock compensation expense of $1.9 million for the second quarter of 2008 (2007 - $1.6 million) with a corresponding credit to contributed surplus. The fair value of the stock options granted at the date of the grant using the Black-Scholes pricing model assumes a risk-free interest rate of 2.6%, no dividend yield, expected life of 2.5 years with an expected price volatility of 53%. Stock options granted during the first quarter of 2008 vest one-third immediately, one-third after one year, and one-third after two years.

The unrecognized stock compensation expense for unvested options at June 30, 2008 was $7.6 million.

The continuity of incentive stock options issued and outstanding is as follows:

		Weighted average
	Number of	exercise price
	Options	(CAD$)

Outstanding, December 31, 2007	6,117,828	$5.11
Granted during the year	1,141,040	7.23
Cancelled during the year	(120,000)	12.74
Exercised during the year	(75,000)	7.39
Expired during the year	(75,000)	10.80
Outstanding, June 30, 2008	6,988,868	$11.13

During the second quarter ended June 30, 2008, the Company granted 237,680 incentive stock options to employees at a weighted average price of CAD$7.14 each and expire on April 1, 2013.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and six months ended June 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

The following table summarizes options outstanding as at June 30, 2008, as follows:

	Outstanding Options			Exercisable Options
		Weighted			Weighted
		Average	Weighted		Average	Weighted
		Remaining	Average		Remaining	Average
	Number of	Contractual	Exercise	Number of	Contractual	Exercise
Range of exercise	Options	Life	Price	Options	Life	Price
prices (CAD$)	Outstanding	(Years)	(CAD$)	Exercisable	(Years)	(CAD$)
$2.28 - $5.79	187,068	1.6	$3.41	187,068	1.6	$3.41
$5.80 - $10.59	2,416,040	4.1	8.60	1,491,140	4.1	8.26
$10.60 - $14.97	4,385,760	3.7	12.86	2,180,960	3.1	12.93
	6,988,868	3.8	$11.13	3,859,168	3.4	$10.66

(c)	Stock Appreciation Rights

In 2006, on the acquisition of EuroZinc, the Company issued stock appreciation rights to certain former EuroZinc employees in exchange for the cancellation of their stock options. The terms of the newly issued stock appreciation rights were the same as those of the cancelled options, with the exception of the number of shares and the exercise prices, which were adjusted for the share exchange ratio of the EuroZinc acquisition. Holders of stock appreciation rights have the right to either purchase the shares in the Company or receive a cash payout equal to the excess of the fair market value of the shares over the exercise price on the date of exercise. All stock appreciation rights are fully vested and exercisable.

The continuity of stock appreciation rights issued and outstanding is as follows:

		Weighted
		average
	Number of stock	exercise
	appreciation	price
	rights	(CAD$)
Outstanding, December 31, 2007	306,720	$6.69
Exercised during the year	-	-
Outstanding, June 30, 2008	306,720	$6.69

The stock appreciation rights are recorded as a current liability and are adjusted based on the Company’s closing stock price at the end of each reporting period. The liability as at June 30, 2008 was $0.5 million (December 31, 2007 - $1.0 million).

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and six months ended June 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

		Weighted
		average
	Number of stock	exercise
	appreciation	price
Expiry date	rights	(CAD$)
June 8, 2010	135,360	$2.31
May 11, 2011	171,360	10.15
Outstanding, June 30, 2008	306,720	$6.69

11.	ASSET IMPAIRMENT

The Company reviews the carrying values of its mining assets on an annual basis or as events or circumstances arise that may impair the recoverability of the carrying value of the assets. Where the carrying value is not expected to be recoverable from future cash flows, the assets are written down to fair value.

The first step of this process is to determine whether the undiscounted future cash flows from each of the operations exceed the net carrying value of the assets as of the assessment date. Where the carrying value of long-lived assets exceeds the undiscounted future cash flow, the second step is to write-down the carrying value to the fair values using discounted future cash flows.

The future cash flows used to test the recoverability of the Company’s long-lived assets include key assumptions such as forecast metal prices and operating costs, exchange and inflation rates and the estimated useful life of the long-lived assets.

The Company’s operations in Europe incur operating and capital costs primarily in Euros, while revenue from concentrate sales is denominated in US dollars. Due to the significant decline of the US dollar against the Euro, lower than expected zinc recovery, higher operating costs and the decline in spot zinc prices over the second quarter of 2008, the Company identified that the carrying value of the Aljustrel mine was unlikely to be recovered, resulting in an impairment charge to inventories, capital assets, recoverability of future income tax assets and a provision for contractual obligations totaling $164.6 million ($152.8 million plus a future income tax expense of $11.8 million). Capital assets have been written down to $77.0 million, representing the sum of the estimated residual value of the assets of $14.6 million and the deferred revenue of $62.4 million allocated to Aljustrel (such deferred revenue continues to be included in liabilities).

12.	SEGMENTED INFORMATION

The Company is engaged in mining, exploration and development of mineral properties, primarily in Portugal, Spain, Sweden, Ireland, Russia and the Democratic Republic of Congo. The Company has seven reportable segments as identified by the individual mining operations at each of its five operating mines as well as its significant joint venture with Metropol and its investment in the Tenke Fungurume project. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative factors whereby its revenues or assets comprise 10% or more of the total revenues or assets of the Company.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and six months ended June 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

Operating segmented information is as follows:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Sales
Neves-Corvo, Portugal	$193,578	$202,388	$362,740	$313,895
Zinkgruvan, Sweden	34,065	58,444	82,698	107,920
Aguablanca, Spain	35,864	-	87,167	-
Galmoy, Ireland	19,536	34,887	46,344	52,639
Storliden, Sweden	11,025	23,672	20,804	39,216
Other	16	544	63	185
	$294,084	$319,935	$599,816	$513,855

	Three months ended March 31,		Six months ended June 30,
	2008	2007	2008	2007

Operating profit*
Neves-Corvo, Portugal	$125,883	$153,367	$249,420	$235,540
Zinkgruvan, Sweden	14,805	43,516	47,937	80,050
Aguablanca, Spain	2,887	-	31,419	-
Galmoy, Ireland	1,992	19,331	11,559	23,839
Storliden, Sweden	3,812	13,573	7,534	21,231
Other	(12,198)	(11,050)	(27,747)	(24,109)
	$137,181	$218,737	$320,122	$336,551

	June 30,	December 31,
	2008	2007
Total assets
Neves-Corvo**, Portugal	$1,972,266	$1,888,150
Zinkgruvan, Sweden	339,578	455,618
Aguablanca, Spain	840,708	840,175
Galmoy, Ireland	166,493	169,547
Storliden, Sweden	51,732	62,330
Ozernoe, Russia	170,479	164,933
Tenke Fungurume, Congo	1,440,218	1,314,819
Other	5,522	(184,748)
	$4,986,996	$4,710,824

* Non-GAAP measure - Operating profit is defined as sales less the cost of mining operations, accretion of asset retirement obligation and selling, general and administration and stock based compensation.

** Neves-Corvo figures include the assets of the Aljustrel mine under development in Portugal.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and six months ended June 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

Geographic segmented information is as follows:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Sales
Portugal	$193,578	$202,388	$362,740	$313,895
Sweden	45,106	82,116	103,565	147,136
Spain	35,864	-	87,167	-
Ireland	19,536	34,887	46,344	52,639
Other	-	544	-	185
	$294,084	$319,935	$599,816	$513,855

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Operating profit*
Portugal	$125,883	$153,367	$249,420	$235,540
Sweden	14,248	52,477	45,706	93,029
Spain	2,887	-	31,419	-
Ireland	1,992	19,331	11,559	23,839
Other	(7,829)	(6,438)	(17,982)	(15,857)
	$137,181	$218,737	$320,122	$336,551

	June 30,	December 31,
	2008	2007
Total assets
Portugal	$1,973,007	$1,888,827
Sweden	307,624	208,917
Spain	840,839	840,175
Ireland	166,493	169,547
Russia	170,479	164,933
Democratic Republic of Congo	1,440,218	1,314,819
Other	88,336	123,606
	$4,986,996	$4,710,824

* Non-GAAP measure - Operating profit is defined as sales less the cost of mining operations, accretion of asset retirement obligation and selling, general and administration and stock based compensation.

13.	MANAGEMENT OF CAPITAL RISK

The Company’s objectives when managing its capital include ensuring a sufficient combination of positive operating cash flows and debt financing in order to meet its ongoing capital development and exploration programs in a way that maximizes the shareholder return given the assumed risks of its operations while at the same time safeguarding the Company’s ability to continue as a going concern. The Company considers the following items as capital: shareholders’ equity and long-term debt.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and six months ended June 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

Through the ongoing management of its capital, the Company will modify the structure of its capital based on changing economic conditions in the jurisdictions in which it operates. In doing so, the Company may issue new shares or debt, buyback issued shares or pay off any outstanding debt, or make changes to its portfolio of strategic investments. The Company’s current policy is to not pay out dividends but rather reinvest its earnings in the business.

Annual budgeting is the primary tool used to manage the Company’s capital. Updates are made as necessary to both capital expenditure and operational budgets in order to adapt to changes in risk factors of proposed expenditure programs and market conditions within the mining industry.

The Company continues to be in compliance with all externally imposed capital requirements, specifically as they relate to debt covenants on its five-year revolving credit facility (Note 7).

14.	MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain financial risks, including currency risk, price risk, credit risk, interest rate risk, and liquidity risk.

Currency Risk

Based on the international nature of its operations, the Company is exposed to currency risk, with the primary exposures being the US dollar vis-à-vis both the Euro and the Swedish Krona. A significant change in the currency exchange rates between the US dollar and either of the aforementioned foreign currencies could have an effect on the Company’s operating results. Additionally, a significant change in the same currency exchange rates would have a significant effect on other comprehensive income.

As at June 30, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in Euros and Swedish Kronor as noted below:

			Swedish	Canadian
	US Dollar	Euro	Krona	Dollar
	(millions)	(millions)	(millions)	(millions)
Cash and cash equivalents	100.4	0.9	1.1	0.2
Other working capital items	113.1	-	(2.0)	-
Available-for-sale investments	-	-	-	31.9
Long-term debt	181.4	-	6.1	-

Price Risk

The Company is subject to price risk associated with fluctuations in the market prices for metals. At present the Company has chosen to unwind its existing metal hedge profile based on its overall view of the commodity markets; however, it may at its election use hedge contracts to manage its exposure to changes in commodity prices. The Company is not only subject to price risk on its hedge profile but also on the final settlement of its trade receivables.

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and six months ended June 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

The sensitivity of the Company’s financial instruments before considering the effect of increased metal prices on smelter treatment charges is as follows:

			Effect of financial
	Price on		instruments on
	June 30/08		pre-tax earnings
	($US/tonne)	Change	($ millions)
Copper	8,776	+10%	19.2
Zinc	1,875	+10%	5.6
Lead	1,736	+10%	1.7
Nickel	21,675	+10%	4.8

Credit Risk

The exposure to credit risk arises through the failure of a customer or another third party to meet its contractual obligations with the Company. Cash balances are held in banks which are considered to be of high credit quality. The Company believes that its maximum exposure to credit risk as at June 30, 2008 is the carrying value of its trade receivables. The Company does not hold any asset backed commercial paper.

Interest Rate Risk

The Company’s exposure to interest rate risk arises both from the interest rate impact on its cash and cash equivalents as well as on its debt facilities. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any short-term investments included in cash and cash equivalents as they are generally held to maturity with large financial institutions. The Company does not own any asset-backed commercial paper.

As at June 30, 2008, holding all other variables constant and considering the Company’s outstanding debt of $225.7 million, a 1% change in the interest rate would result in an approximate $2.3 million interest expense on an annualized basis.

Liquidity Risk

The Company actively manages its liquidity risk through the use of its cash and cash equivalents as well as its credit facilities. The treasury function is responsible for monitoring actual spending versus forecasted cash flows, selecting short -term investments with maturity profiles that match the expected timing of its obligations.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30,
	2008	2007

Changes in non-cash working capital items consist of:
Accounts receivable and other current assets	$42,123	$(25,749)
Accounts payable and other current liabilities	(14,960)	26,348
	$27,163	$599

Operating activities included the following cash payments:
Interest paid	$1,975	$492
Income taxes paid	$56,927	$37,519

LUNDIN MINING CORPORATION
Notes to interim consolidated financial statements
For the three and six months ended June 30, 2008
(Unaudited - Tabular amounts are in thousands of US dollars, except for price per share and per share amounts)

	Six months ended June 30,
	2008	2007

Changes in non-cash working capital items consist of:
Accounts receivable and other current assets	$(56,443)	$(63,909)
Accounts payable and other current liabilities	(52,712)	(31,429)
	$(109,155)	$(95,338)

Operating activities included the following cash payments:
Interest paid	$3,074	$911
Income taxes paid	$122,827	$79,079

SUPPLEMENTARY INFORMATION

Significant differences between Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and International Financial Reporting Standards (“IFRS”) -International Accounting Standards (“IAS”).

The shares of Lundin Mining trade on the Toronto Stock Exchange and the New York Stock Exchange, and Lundin Mining’s Swedish Depository Receipts trade on the OMX Nordic Exchange (“OMX”) in Stockholm. Most companies that trade on the OMX are required to report according to IFRS/IAS. However, as a Canadian company, Lundin Mining is required to report according to Canadian GAAP. The Company has reviewed the differences between Canadian GAAP and IFRS/IAS and has identified the following items which would or may have a significant impact on the financial statements of Lundin Mining.

Under IFRS 3, future costs such as restructuring charges, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur. However, under Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2007, as a result of the acquisition of Rio Narcea, in the amount of $3 million, have been provided for in the purchase price allocation.

According to Canadian GAAP, impairment test of assets should be carried out by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates. According to Canadian GAAP, future cash flows should be based on undiscounted values. Lundin Mining estimates that the future cash flows from the Company’s Aljustrel mining assets was less than their carrying values and, accordingly, a write downs of $164.6 million was necessary. According to IAS 36, the future cash flows would be based on discounted values. Under IFRS, the impairment charge would have been the same as under Canadian GAAP.

Under Canadian GAAP, when an asset is acquired other than in a business combination and the tax base value is less than cost, the related future income tax liability is recognized on acquisition and added to the asset carrying value. Accordingly, under Canadian GAAP, the Company recognized future income tax liabilities of $33 million and $5 million on the Ozernoe and Tenke acquisitions. However, under IAS 12, temporary tax differences on an asset purchase are not recognized.

OTHER SUPPLEMENTARY INFORMATION

1.	List of directors and officers at August 7, 2008:

(a) Directors:
Lukas H. Lundin, Chairman William A. Rand, Lead Director Philip J. Wright Colin K. Benner Brian D. Edgar Dale C. Peniuk David F. Mullen Donald K. Charter John H. Craig Tony O’Reilly Jnr.

(b) Officers:

Lukas H. Lundin, Chairman
Philip Wright, President and Chief Executive Officer Anders Haker, Vice President and Chief Financial Officer
João Carrêlo, Executive Vice President and Chief Operating Officer

Neil O’Brien, Senior Vice President of Exploration and Business Development
Paul Conibear, Senior Vice President Projects
Manfred Lindvall, Vice President Environment, Health and Safety
Mikael Schauman, Vice President Marketing
Wojtek Wodzicki, Vice President of Strategic Partnerships
Barbara Womersley, Vice President Human Resources
Kevin Hisko, Corporate Secretary

2.	Financial information
The report for the third quarter 2008 will be published on or before November 14, 2008.

3.	Other information
Address (Toronto office): Lundin Mining Corporation
Suite 1500 – 150 King Street West P.O. Box 38 Toronto, ON M5H 1J9 Canada Telephone: +1 416 342 5560 Fax: +1 416 348 0303

Address (UK office): Lundin Mining – UK 70 Oathall Road West Sussex RH16 3EL
United Kingdom
Telephone: +44 1 444 411 900 Fax: +44 1 444 456 901

Website: www.lundinmining.com .
The corporate number of the Company is 306723-8.

For further information, please contact:
Anders Haker, Vice President and CFO: +46 -708-10 85 59, anders.haker@lundinmining.com Sophia Shane, Investor relations, North America, +1 604-689-7842, sophias@namdo.com